SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended June 30, 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F      |X|         Form 40-F
                            -----------                 -----------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                          No     |X|
                       -----------                 -----------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.
333-34968)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-67206)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
                   FORM 6-K FOR THE PERIOD ENDED JUNE 30, 2004



                                                                           Page

1.   Management's  Discussion and Analysis of Financial Condition
     and Results of Operations for the period January-June 2004.             3

2.   Consolidated Financial Statements including Notes to Consolidated
     Financial Statements for the period January-June 2004.                 14

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 2004

                                                                Three months ended             Six months ended
                                                                     June 30                       June 30
                                                                   (Unaudited)                   (Unaudited)
                                                              2004             2003         2004              2003
                                                           ------------------------     --------------------------
                                                                                  ($ million)
 Turnover                                                   69,091           54,426      136,693           116,457
                                                          ========         ========     ========          ========

 Profit for the period                                       3,896            1,585        8,714             5,804
 Exceptional items, net of tax                                  99             (131)      (1,201)             (471)
                                                          --------         --------     --------          --------
 Profit before exceptional items                             3,995            1,454        7,513             5,333
                                                          ========         ========     ========          ========

 Profit for the period per ordinary share - cents            17.80             7.19        39.61             26.09
 Dividends per ordinary share - cents                         7.10             6.50        13.85             12.75


The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2003 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2003.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGL) operations from Exploration and Production to Gas, Power and Renewables on January 1, 2004; (b) the adoption by the Group of Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17) with effect from January 1, 2004; and (c) the adoption by the Group of Urgent Issues Task
Force Abstract No. 38 `Accounting for ESOP Trusts' with effect from January 1, 2004. For further information, see Note 2 of Notes to Consolidated Financial Statements.

TNK-BP operational and financial information has been estimated.

The second quarter and first half trading environment was generally stronger than a year ago with higher oil realizations and refining margins. For the three months ended June 30, 2004 the Brent oil price increased $9.29 per barrel, the Henry Hub gas price was up $0.60 per mmbtu, the refining Global Indicator Margin more than doubled and the Chemicals Indicator Margin decreased $3 per tonne compared with a year ago. For the half year, the Brent oil price was $4.90 per barrel higher, the Henry Hub gas price was $0.12 per mmbtu lower, the refining Global Indicator Margin was up $2.36 per barrel and the Chemicals Indicator Margin was up $13 per tonne compared with a year ago.

Turnover for the three months and six months ended June 30, 2004 was $69.1 billion and $136.7 billion respectively, compared with $54.4 billion and $116.5 billion for the equivalent periods in 2003. The increase in turnover for the second quarter reflects increases of around $15.1 billion from higher prices and around $3.0 billion from foreign exchange movements, partly offset by a net decrease of approximately $1.4 billion from lower sales volumes and a decrease of approximately $0.6 billion related to lower production volumes following 2003 divestments.

The increase in turnover for the half year reflects $14.7 billion from higher sales prices, $5.3 billion from foreign exchange movements and $1.9 billion from higher sales volumes partly offset by a decrease of $1.3 billion related to lower production volumes following 2003 divestments.

Profit for the three months ended June 30, 2004 was $3,896 million, including inventory holding gains of $462 million. Profit for the three months ended June 30, 2003 was $1,585 million, after inventory holding losses of $951 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit for the six months ended June 30, 2004 was $8,714 million, including inventory holding gains of $1,110 million. Profit for the half year ended June 30, 2003 was $5,804 million, after inventory holding losses of $152 million.

Profit before exceptional items was $3,995 million for the three months ended June 30, 2004, compared with $1,454 million for the equivalent period of 2003. Exceptional items are gains and losses on the sale of fixed assets and businesses or termination of operations. Net exceptional losses in the second quarter of 2004 were $99 million ($127 million before tax) and principally relate to net losses from the divestment of certain upstream interests in Indonesia and the US and charges associated with the termination of operations. Net exceptional gains in the second quarter of 2003 were $131 million ($280 million before tax) and principally relate to gains on disposal of certain upstream interests, partially offset by a provision for loss on disposal.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Profit before exceptional items was $7,513 million for the six months ended June 30, 2004, compared with $5,333 million for the equivalent period of 2003. Net exceptional gains in the six months of 2004 were $1,201 million ($1,103 million before tax) and principally relate to net gains from the sale of our interests in PetroChina and Sinopec, partially offset by net losses principally relating to the divestment of certain upstream interests, and charges associated with the termination of operations. Net exceptional gains in the half year of 2003 were $471 million ($674 million before tax) and principally relate to net gains from the sale of certain upstream interests partially offset by a provision for loss on disposal.

Profit before exceptional items for the three months ended June 30, 2004 is after impairment charges of $160 million in Exploration and Production related to a gas processing plant in the USA and a field in the Gulf of Mexico Shelf. Profit before exceptional items for the three months ended June 30, 2003 is after charging impairment of $108 million related to the Kepadong field in Indonesia and a charge of $12 million in respect of our restructuring activities in the UK in Exploration and Production, Veba integration costs of $41 million in Refining and Marketing and a $5 million credit resulting from the reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals.

Profit before exceptional items for the six months ended June 30, 2004 is after an impairment charge of $160 million related to a gas processing plant in the USA and a field in the Gulf of Mexico and an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental
(DZO) and Boqueron, in Exploration and Production. Profit before exceptional items for the six months ended June 30, 2003 is after an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of our restructuring activities in North America and the UK and a $49 million write down of the Viscount asset in the North Sea in Exploration and Production; Veba integration costs of $59 million in Refining and Marketing; a $5 million credit resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; and a $130 million credit related to tax restructuring benefits.

In addition to the factors above, the increase in profit before tax for the second quarter reflects higher liquids and gas realizations, higher refining margins with some offset from lower marketing margins, higher contributions from the natural gas liquids business in North America and the impact of the changing production composition primarily from Russia offset by the impact of divestments in 2003. These increases were partly offset by higher costs.

These factors also contributed to the increase in profit before tax for the half year, which also reflected a higher contribution from the global LNG and Solar businesses offset by lower Olefins margins and a lower marketing and trading result.

Interest expense for the three months and six months ended June 30, 2004 was $145 million and $297 million respectively, compared with $149 million and $325 million in the same periods of 2003. The decreases in both periods primarily reflect lower interest rates and an increase in capitalized interest partly offset by the inclusion of equity-accounted interest from the TNK-BP joint venture. Other finance expense for the three months and six months ended June 30, 2004 was $76 million and $152 million respectively, compared with $127 million and $256 million in the same periods of 2003. The decreases in both periods primarily reflect a reduction in net pension and finance costs partly offset by the inclusion of the unwinding of the discount on the deferred consideration for acquisition of the investment in TNK-BP.

Net taxation, other than production taxes, charged for the three months and six months ended June 30, 2004 was $2,199 million and $4,021 million respectively, compared with $1,744 million and $3,526 million in the equivalent periods last year. The tax on exceptional items was a credit of $28 million and $98 million for the second quarter and half year of 2004 respectively, compared with a charge of $149 million and $203 million for the second quarter and first half of 2003. The effective tax rate was 36% and 31% for the three months and half year ended June 30, 2004, compared with 51% and 37% for the equivalent periods of 2003. The reduction in the second quarter rate reflects the non-taxable inventory holding gain reported in 2004 compared with the inventory holding loss in 2003 and the reduction in the half year rate reflects the inventory holding gain in 2004 and the low tax charge on the exceptional gains reported in the first quarter of 2004.

Capital expenditure in the second quarter and first half of 2004 was $3.2 billion and $7.8 billion respectively. The amount for the first half includes a $1.35 billion payment relating to the contribution of TNK's interest in Slavneft within TNK-BP. Capital expenditure and acquisitions for the second quarter and first half of 2003 was $3.3 billion and $6.2 billion. Excluding acquisitions, capital expenditure for the three months and six months ended June 30, 2004 was $3.2 billion and $6.4 billion respectively, compared with $3.2 billion and $6.1 billion respectively. Disposal proceeds in the second quarter and first half of 2004 were $0.66 billion and $3.5 billion respectively and in the second quarter and first half of 2003 were $1.7 billion and $4.1 billion respectively.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Net cash inflow for the three months ended June 30, 2004 was $1.5 billion, compared with an inflow of $2.4 billion for the equivalent period of 2003, reflecting lower proceeds from the sale of fixed assets and lower cash inflow from operating activities, partly offset by lower interest payments and higher proceeds from the sale of businesses. Net cash inflow for the six months ended June 30, 2004 was $5.3 billion, compared with $5.6 billion for the equivalent period of 2003, reflecting higher cash flow from operating activities offset by higher spending on acquisitions and lower disposal proceeds. Net cash inflow from operating activities was $6.9 billion and $14.6 billion for the three months and six months ended June 30, 2004 respectively, compared with $7.3 billion and $13.3 billion in the equivalent periods in 2003. The decrease for the second quarter reflected higher working capital requirements and higher share of profits of joint ventures and associated undertakings, partly offset by higher profits and higher losses on sale of fixed assets and businesses. The increase for the half year reflected higher profits, higher share of profits of joint ventures and associates and higher gains on sale of fixed assets and businesses partly offset by higher working capital requirements.

Net debt at June 30, 2004 was $18.2 billion compared with $20.2 billion at December 31, 2003. The ratio of net debt to net debt plus equity was 20% at June 30, 2004 compared with 22% at December 31, 2003. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed was 17.1% for the second quarter of 2004 compared with 8.1% for the same period in 2003. Return on average capital employed is the ratio of profit including minority shareholders' interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders' interest, minority shareholders' interest and finance debt. This performance measure is useful for shareholders and management as an indication of capital productivity over the long term. For the six months ended June 30, 2004 the return on average capital employed was 19.0% compared with 14.1% in 2003. For further information on the return on average capital employed calculation see page 67 of this report.

BP announced a second quarterly dividend for 2004 of 7.10 cents per ordinary share. Holders of ordinary shares will receive 3.860 pence per share and holders of American Depositary Receipts (ADRs) $0.426 per ADS. The dividend is payable on September 7, 2004 to shareholders on the register on August 13, 2004. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on September 7, 2004. The Company repurchased for cancellation 225 million of its own shares during the quarter, at a cost of $2 billion. During the first half, 380 million shares were repurchased and cancelled at a cost of $3.25 billion.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                                 Three months ended           Six months ended
                                                                       June 30                     June 30
                                                                     (Unaudited)                 (Unaudited)
                                                                 2004           2003        2004             2003

 Turnover                                        - $m           8,213          7,272      16,379           16,150

 Profit before interest and tax                  - $m           4,302          3,431       8,552            8,155
 Exceptional (gains) losses                      - $m             114           (333)        (97)            (766)
                                                               ------         ------      ------           ------
 Total operating profit                          - $m           4,416          3,098       8,455            7,389
                                                               ======         ======      ======           ======
 Results include:
 Exploration expense                             - $m             108            101         244              213
 Of which: Exploration expenditure written off   - $m              22             43          89               93
 Key Statistics:
 Crude oil              Average prices realized
                        by BP                    - $/bbl        34.47          25.73       32.85            28.50
                        Production               - mb/d         2,321          1,712       2,331            1,771
 Natural gas liquids    Average prices realized
                        by BP                    - $/bbl        23.71          17.49       23.43            18.76
                        Production               - mb/d           197            199         194              216
 Total liquids(a)       Average prices realized
                        by BP                    - $/bbl        33.27          24.90       31.85            27.47
                        Production               - mb/d         2,518          1,911       2,525            1,987
 Natural gas            Average prices realized
                        by BP                    - $/mcf         3.68           3.39        3.74             3.64
                        Production               - mmcf/d       8,425          8,439       8,512            8,727
 Total hydrocarbons(b)  Average prices realized
                        by BP                    - $/boe        27.66          22.43       27.06            24.49
                        Production               - mboe/d       3,971          3,366       3,993            3,492
 Brent oil price                                 - $/bbl        35.32          26.03       33.67            28.77
 West Texas Intermediate oil price               - $/bbl        38.28          29.02       36.80            31.53
 Alaska North Slope US West Coast                - $/bbl        36.99          27.04       35.61            30.13
 Henry Hub gas price (c)                         - $/mmbtu       6.00           5.40        5.84             5.96
 UK Gas - National Balancing Point               - p/therm      20.70          17.44       22.64            19.35
 ---------------

(a)  Crude oil and natural gas liquids
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(c)  Henry Hub First of the Month Index

Turnover for the three months ended June 30, 2004 was $8.2 billion, compared with $7.3 billion in the corresponding period in 2003, reflecting an increase of around $1.6 billion related to higher liquids and gas realizations, partly offset by a decrease of around $0.6 billion due to lower production volumes (for the BP Group excluding equity-accounted entities) as a result of divestment activity in 2003.

Turnover for the six months ended June 30, 2004 was $16.4 billion compared with $16.2 billion in the corresponding period of 2003, reflecting an increase of around $1.5 billion related to higher liquids and gas realizations, partly offset by a decrease of around $1.3 billion due to lower production volumes as a result of divestment activity in 2003.

Profit before interest and tax for the three months and six months ended June 30, 2004 was $4,302 million and $8,552 million respectively, compared with $3,431 million and $8,155 million for the equivalent periods in 2003. Profit for the second quarter of 2004 included net exceptional losses before tax of $114 million, compared with gains of $333 million before tax for the equivalent period in 2003. Profit for the first half of 2004 included net exceptional gains of $97 million before tax compared with net gains of $766 million before tax for the equivalent period in 2003.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

Total operating profit for the three months ended June 30, 2004 was $4,416 million (there were no inventory holding gains or losses) and is after impairment charges of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf. Total operating profit for the three months ended June 30, 2003 was $3,098 million after an impairment charge of $108 million related to the Kepadong field in Indonesia and charges of $12 million in respect of restructuring activities in the UK.

Total operating profit for the six months ended June 30, 2004 was $8,455 million including inventory holding gains of $8 million and is after impairment charges of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf and impairment charges of $186 million related to our interests in Desarrollo Zuli Occidental (DZO) and Boqueron in Venezuela. We previously reported an exceptional loss on disposal of $217 million in respect of these assets; however, the sales agreement has lapsed and we will retain our interests in the fields. As a result of the lapse of the agreement, the exceptional loss was reversed and an impairment charge was recognized in the first quarter of 2004.

Total operating profit for the six months ended June 30, 2003 was $7,389 million including inventory holding gains of $3 million and is after an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea.

The primary reasons for the increase in operating profit for the second quarter of 2004 compared with the second quarter of 2003 are higher liquids and gas realizations of around $1,280 million combined with a net increase of around $340 million due to the changing production composition primarily arising from the greater proportion from Russia, offset partially by the impact of divestments in 2003. Operating profit for the second quarter 2004 also includes a charge of $87 million, reflecting an increase in the provision for unrealized profit in inventory, which removes the upstream margin from downstream inventories. This compares with a credit of $106 million in the equivalent quarter last year.

The primary reasons for the increase in operating profit for the six months ended June 30, 2004 compared with the six months ended June 30, 2003 are higher liquids and gas realizations of around $1,150 million combined with a net increase of around $300 million due to the changing production composition primarily arising from the greater proportion from Russia, offset partially by the impact of divestments in 2003. Operating profit for the half year 2004 includes a charge of $153 million, reflecting an increase in the provision for unrealized profit in inventory compared with a charge of $19 million in the half year 2003.

Production for the second quarter was up 18% from the second quarter of 2003, to 3,971 mboe/d. This reflects increased production from Russia partly offset by divestments, lower seasonal gas takes in the North Sea, anticipated decline and unplanned shutdowns at the Mars platform in the Gulf of Mexico and in Trinidad.

In the Gulf of Mexico, offshore installation of the Holstein and Mad Dog Spars was completed, Holstein topsides have been installed, and the Thunder Horse platform has left the construction yard in Korea. In Algeria, first gas sales from the In Salah gas project have been achieved. In Azerbaijan, installation of the Central Azeri jacket was completed. In Angola, the Kizomba A Floating Production Storage and Offloading vessel arrived at the field location in Block 15 and hook-up to the tension leg platform is in progress. In Trinidad the Atlas methanol plant was brought on line. In Australia, commissioning of North West Shelf Train 4 has commenced with first gas delivered to the plant.

In the UK the Clair jacket and deck has been installed offshore. In Egypt, the first steps were taken towards the development of a major LNG business, with agreements signed to deliver natural gas to the Damietta plant.

In the second quarter we had a further exploration success in Angola with the Venus discovery in offshore Block 31 and two discoveries in the Nile Delta in Egypt, Temsah and Polaris.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                                 Three months ended           Six months ended
                                                                       June 30                    June 30
                                                                     (Unaudited)                 (Unaudited)
                                                                 2004           2003        2004             2003
                                                              ----------------------      -----------------------

 Turnover                                        - $m          45,467         34,874      87,161           74,369

 Profit before interest and tax                  - $m           1,772            115       3,021            1,363
 Exceptional (gains) losses                      - $m              18             49         158              101
                                                              -------         ------      ------           ------
 Total operating profit                          - $m           1,790            164       3,179            1,464
                                                              =======         ======      ======           ======
 Total refined product sales                     - mb/d         6,138         7,023        6,539           6,914
 Refinery throughputs                            - mb/d         3,022         3,265        2,983           3,146
 Refining availability (a)                       - %             95.1          96.7         95.1            95.4
 Global Indicator Refining Margin (b)            - $/bbl         7.89          3.27         6.25            3.89

 ---------------

(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.
(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The refining margins are industry specific measures rather than BP specific, which we believe are useful to investors in analyzing trends in the industry and their impact on our results. The margins are calculated by BP based on published crude oil and product prices and take account of fuel utilization and catalyst costs. No account is taken of BP's other cash and non-cash costs of refining such as wages and salaries and plant depreciation. The indicator margin may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Turnover for the three months and six months ended June 30, 2004 was $45.5 billion and $87.2 billion respectively, compared with $34.9 billion and $74.4 billion for the same periods in the prior year. The increase in turnover in the second quarter of 2004 compared with 2003 was due principally to higher prices contributing approximately $12 billion and foreign exchange movements contributing approximately $3 billion, offset by lower trading and crude oil sales of around $4 billion. The increase in turnover in the first half of 2004 compared with the first half of 2003 was principally due to higher prices contributing approximately $12.5 billion and foreign exchange movements contributing approximately $5.3 billion, partly offset by lower trading and crude oil sales of around $4.8 billion.

Profit before interest and tax for the three months and six months ended June 30, 2004 was $1,772 million and $3,021 million respectively, compared with $115 million and $1,363 million for the equivalent periods in 2003. Profit in the second quarter and first half of 2004 was after net exceptional losses before tax of $18 million and $158 million respectively, which relate principally to the disposal of Singapore Refining Company Private Limited (SRC) and the closure of the lubricants operation of the Coryton Refinery in the UK. Profit in the second quarter and half year of 2003 was after net exceptional losses before tax of $49 million and $101 million respectively, related to the disposal of approximately 2.4% of the North Germany Retail site network, offset by a gain of $9 million from disposal of 21 Retail sites in Greece, and a gain of $9 million from the disposal of the US Pipeline East Texas Crude line.

Total operating profit for the three months and six months ended June 30, 2004 was $1,790 million and $3,179 million respectively, including inventory holding gains of $428 million and $957 million respectively. Total operating profit for the three months and six months ended June 30, 2003 was $164 million and $1,464 million respectively, after inventory holding losses of $773 million and $153 million respectively, and is after charging Veba integration costs of $41 million and $59 million respectively.

The primary reasons for the increase in operating profit in the second quarter of 2004 compared with the second quarter of 2003 reflects approximately $1 billion from improved refining margins, particularly in the US, due to strong demand, coupled with below-normal inventories and the impact of industry-wide planned and unplanned refinery maintenance. This increase was offset partly by operational outages at the Texas City Refinery and higher purchased energy costs of around $100 million. Marketing margins declined by approximately $200 million and adverse foreign exchange movement impacted operating profit by approximately $100 million.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING (concluded)

The main reasons for the increase in operating profit in the six months ended June 30, 2004, compared with the six months ended June 30, 2003 reflected approximately $1.2 billion from improved refining margins, particularly in the US, due to strong demand, coupled with below-normal inventories and the impact of industry-wide planned and unplanned refinery maintenance. This increase was offset partly by operational outages at the Texas City Refinery and higher purchased energy costs of around $100 million. Marketing margins declined by approximately $300 million and adverse foreign exchange movements impacted operating profit by approximately $200 million.

During  the  second   quarter,   BP  continued   the   successful   roll-out  of
Ultimate(R)(a) generation gasoline and diesel fuels with launches in Germany and Austria.

Also in the quarter, BP announced the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey. The site will continue to operate as a fuels terminal.

The disposal of BP's interests in the Singapore Refinery Company Private Limited was concluded on June 30.

Shortly after the second quarter, BP and the Singapore Petroleum Company Limited
(SPC) announced that conditional agreement had been reached for SPC to purchase BP's Retail and LPG business in the Singapore retail network and related assets for $70 million; the transaction completion is expected towards the end of 2004.

In the first quarter, BP and Lembaga Tabung Angkatan Tentera (LTAT) announced that agreement had been reached for LTAT to purchase BP's 70% shareholding in the BP Malaysia Sdn Bhd fuels business. Subject to receiving the necessary regulatory consents, this transaction is expected to be concluded in the third quarter of 2004.

(a) Ultimate(R) is a trademark of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

PETROCHEMICALS

                                                        Three months ended             Six months ended
                                                              June 30                      June 30
                                                            (Unaudited)                  (Unaudited)
                                                        2004           2003         2004              2003
                                                     ----------------------      -------------------------

 Turnover                                - $m           4,805          4,197        9,315             8,318

 Profit before interest and tax          - $m             248            203          344               486
 Exceptional (gains) losses              - $m             (6)            (2)          148               (9)
                                                      -------         ------      -------           -------
 Total operating profit                  - $m             242            201          492               477
                                                      =======         ======      =======           =======
 Production (a)                          - kte          7,171          6,770       14,414            13,750
 Petrochemicals Indicator Margin (b)     - $/te           131(c)         134          128(c)            115

 ---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.
(b) The Petrochemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in its quarterly market analyses, which we weight based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses. This measure is not BP specific, rather it is an indicator of relative industry profitability and BP's actual margins will differ. While not entirely representative of BP's complete range of products, we believe it does provide investors with
     useful   information   about  the  environment   for  BP's  products.
(c) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.

Turnover for the three months and six months ended June 30, 2004 was $4.8 billion and $9.3 billion respectively, compared with $4.2 billion and $8.3 billion for the equivalent periods in 2003. The increase in turnover for the second quarter compared with the equivalent period in 2003 reflects an increase of approximately $0.3 billion from higher sales volumes primarily in Asia and an increase of approximately $0.3 billion from higher prices reflecting the capture of higher feedstock prices in sales. The increase in turnover for the first half of 2004 compared with the first half of 2003 was attributable to an increase of $0.5 billion from higher volumes, primarily in Asia, and an increase of around $0.5 billion from higher prices.

Profit before interest and tax for the three months and six months ended June 30, 2004 was $248 million and $344 million respectively, compared with $203 million and $486 million for the equivalent periods in 2003. Profit for the second quarter and first half of 2004 included net exceptional gains before tax of $6 million and exceptional losses of $148 million respectively, which were associated largely with the sale of our Speciality Intermediates Business and the exit of the Baglan Bay site in the UK. Profit for the second quarter and first half of 2003 included net exceptional gains before tax of $2 million and $9 million.

Total operating profit for the three months and six months ended June 30, 2004 was $242 million and $492 million respectively, including inventory holding gains of $40 million and $161 million respectively. Total operating profit for the three months and six months ended June 30, 2003 was $201 million and $477 million respectively, after inventory holding losses of $103 million and including gains of $43 million respectively.

Operating profit for the three months ended June 30, 2004 compared with the equivalent period in 2003 reflects higher realizations of around $330 million more than offset by higher costs including adverse foreign exchange impacts, higher energy costs and increased feedstock prices of around $440 million. Operating profit for the six months ended June 30, 2004 compared with the equivalent periods in 2003 reflects principally weaker Olefins margins in Europe.

Petrochemicals production of 7,171 thousand tonnes in the second quarter of 2004 was 401 thousand tonnes above the second quarter of 2003. Higher production was due to improved plant utilization and organic growth, including two new Asian PTA plants coming on stream and increasing our share of Asian PTA joint ventures. First half production was 664 thousand tonnes higher than a year ago due to new Asian PTA capacity and higher asset utilization.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

During the second quarter we signed a heads of agreement with Sinopec, to build a new 500 thousand tonnes a year acetic acid plant in China (BP share 50%). In addition we signed a letter of intent to examine the viability of expanding production at the BP Zhuhai PTA plant in China (BP share 85%) to 1,200 thousand tonnes a year. We completed the sale of our Speciality Intermediates Business.

We have progressed with plans to consolidate the Olefins and Derivatives (O&D) business into a stand-alone entity able to operate separately from the BP Group. The BP Group plans to sell O&D in due course, possibly commencing the sale through an Initial Public Offering, depending on market circumstances and necessary approvals in the second half of 2005. We intend to retain the balance of our petrochemicals portfolio, comprising the Aromatics and Acetyls business, within Refining and Marketing.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                       Three months ended           Six months ended
                                                             June 30                     June 30
                                                           (Unaudited)                 (Unaudited)
                                                       2004           2003        2004             2003
                                                    ----------------------     ------------------------

 Turnover                              - $m          18,434         14,910      39,409           32,990

 Profit before interest and tax        - $m             210             69         398              312
 Exceptional (gains) losses            - $m               -             (6)          -               (6)
                                                    -------         ------      ------           ------
 Total operating profit                - $m             210             63         398              306
                                                    =======         ======      ======           ======

Turnover for the three months and six months ended June 30, 2004 was $18.4 billion and $39.4 billion respectively, compared with $14.9 billion and $33.0 billion for the same periods in 2003. The increase for the quarter reflects increases of $2.3 billion due to higher volumes and $1.2 billion due to higher prices. The increase for the half year reflects increases of $6.2 billion due to higher volumes and $0.2 billion due to higher prices.

Profit before interest and tax for the three months and six months ended June 30, 2004 was $210 million and $398 million respectively, compared with $69 million and $312 million for the equivalent periods in 2003. Profit for the second quarter and first half of 2003 included exceptional gains of $6 million before tax.

Total operating profit for the three months and six months ended June 30, 2004 was $210 million and $398 million respectively, after inventory holding losses of $6 million and $16 million respectively. Total operating profit for the three months and six months ended June 30, 2003 was $63 million and $306 million respectively, after inventory holding losses of $72 million and $45 million respectively.

Higher operating profit in the three months ended June 30, 2004 compared with the equivalent period in 2003 reflected principally a higher contribution from the natural gas liquids business in North America of $90 million. The increase in operating profit in the six months ended June 30, 2004 compared with the equivalent period in 2003 reflected higher contribution from the natural gas liquids in North America of around $90 million, a higher contribution from the global LNG and Solar businesses of around $50 million, partially offset by a lower marketing and trading result of around $57 million.

During the second quarter 2004, the Guangdong Dapeng LNG Company Ltd. (BP share 30%) in China signed a series of milestone agreements relating to the Guangdong LNG terminal and trunkline project which is due on stream in 2006. In addition, since the end of the second quarter, the Tangguh LNG project in Indonesia (BP share 37.16%) signed a sale and purchase agreement for the supply of 0.55 million tonnes per annum for a period of 20 years to Posco, who is currently building an LNG import terminal at Gwangyang in South Korea. BP Gas Marketing Ltd. has signed an agreement with the Egyptian Natural Gas Holding Company to purchase LNG under a long term contract from the Damietta LNG plant which is expected to start commercial production in 2005.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                             Three months ended           Six months ended
                                                                  June 30                      June 30
                                                                (Unaudited)                  (Unaudited)
                                                             2004           2003         2004            2003
                                                          ---------------------      -----------------------
 Turnover                                    - $m             132            129          253             240

 Profit (loss) before interest and tax       - $m            (164)          (153)         965            (319)
 Exceptional (gains) losses                  - $m               1             12       (1,312)              6
                                                          -------         ------       ------          ------
 Total operating profit (loss)               - $m            (163)          (141)        (347)           (313)
                                                          =======         ======       ======          ======

Other businesses and corporate comprises Finance, the Group's aluminium asset, and interest income and costs relating to corporate activities.

Profit or loss before interest and tax for the three months and six months ended June 30, 2004 was a loss of $164 million and a profit of $965 million respectively, compared with losses of $153 million and $319 million for the equivalent periods in 2003. The second quarter of 2004 included net exceptional losses before tax of $1 million, compared with $12 million before tax for the equivalent period in 2003. The first half of 2004 included net exceptional gains of $1,312 million before tax, which were associated with the sale of our interest in PetroChina for $1.65 billion and our interest in Sinopec for $0.7 billion. The first half of 2003 included net exceptional losses before tax of $6 million.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Group Results', with regard to working capital, fulfillment of contract obligations, the timing of acquisitions and divestments and the timing of new projects are all forward-looking in nature. Forward-looking statements are also identified by such phrases as `will', `expects', `is expected to', `should', `may', `is likely to', `intends', `plans' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, exchange rate fluctuations, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, development and use of new technology, successful partnering, the actions of competitors, the actions of competitors and third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2003 and the Annual Report on Form 20-F for 2003 filed with the US Securities and Exchange Commission.

2004 DIVIDENDS

On July 27, 2004, BP p.l.c.  announced a second  quarterly  dividend for 2004 of
7.10 cents per ordinary share of 25 cents (ordinary shares), representing $0.426 per American Depositary Share (ADS) amounting to $1,536 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is August 13, 2004, and payment will be made on September 7, 2004.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on September 7, 2004.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                            Three months ended                Six months ended
                                                                  June 30                          June 30
                                                                (Unaudited)                      (Unaudited)
                                                           2004             2003            2004            2003
                                                           ---------------------            --------------------
                                                                  ($ million, except per share amounts)

 Turnover - Note 3                                       71,154           54,790         140,634         117,219
 Less: joint ventures                                     2,063              364           3,941             762
                                                      ---------       ----------       ---------        --------
 Group turnover                                          69,091           54,426         136,693         116,457

 Cost of sales                                           59,694           47,556         118,444         100,224
 Production taxes - Note 4                                  424              382             949             886
                                                      ---------       ----------       ---------        --------
 Gross profit                                             8,973            6,488          17,300          15,347
 Distribution and administration expenses                 3,399            3,406           6,639           6,650
 Exploration expense - Note 5                               108              101             244             213
                                                      ---------       ----------       ---------        --------
                                                          5,466            2,981          10,417           8,484
 Other income                                               161              197             251             328
                                                      ---------       ----------       ---------        --------
 Group operating profit                                   5,627            3,178          10,668           8,812
 Share of profits of joint ventures                         734              104           1,225             222
 Share of profits of associated undertakings                134              103             284             289
                                                      ---------       ----------       ---------        --------
 Total operating profit                                   6,495            3,385          12,177           9,323
 Profit (loss) on sale of fixed assets and
   businesses                                              (127)             280           1,103             674
 or termination of operations - Note 6
                                                      ---------       ----------       ---------        --------
 Profit before interest and tax                           6,368            3,665          13,280           9,997
 Interest expense - Note 7                                  145              149             297             325
 Other finance expense - Note 8                              76              127             152             256
                                                      ---------       ----------       ---------        --------
 Profit before taxation                                   6,147            3,389          12,831           9,416
 Taxation - Note 9                                        2,199            1,744           4,021           3,526
                                                      ---------       ----------       ---------        --------
 Profit after taxation                                    3,948            1,645           8,810           5,890
 Minority shareholders' interest                             52               60              96              86
                                                      ---------       ----------       ---------        --------
 Profit for the period (a)                                3,896            1,585           8,714           5,804
                                                      =========       ==========       =========        ========
 Earnings per ordinary share - cents (a)
      Basic                                               17.80             7.19           39.61           26.09
      Diluted                                             17.43             7.16           38.77           26.00
                                                      ---------       ----------       ---------        --------
 Earnings per American Depositary Share - cents (a)
      Basic                                              106.80            43.14          237.66          156.54
      Diluted                                            104.58            42.96          232.62          156.00
                                                      ---------       ----------       ---------        --------
 Average number of outstanding ordinary
 shares (thousand)                                   21,906,318       22,164,026      21,997,057      22,244,797
                                                      =========       ==========       =========        ========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                      June 30, 2004                         December 31, 2003
                                                       (Unaudited)
                                                    -----------------                      --------------------
                                                                           ($ million)
 Fixed assets
    Intangible assets                                            13,113                                  13,642
    Tangible assets                                              91,275                                  91,911
    Investments                                                  19,034                                  17,458
                                                                -------                                 -------
                                                                123,422                                 123,011
 Current assets
    Inventories                                     12,470                                   11,617
    Receivables                                     36,347                                   33,902
    Investments                                        172                                      185
    Cash at bank and in hand                         1,531                                    1,947
                                                   -------                                  -------
                                                    50,520                                   47,651
                                                   -------                                  -------

 Current liabilities - falling due within one year
    Finance debt                                     7,393                                    9,456
    Accounts payable and accrued liabilities        44,859                                   41,128
                                                   -------                                  -------
                                                    52,252                                   50,584
                                                   -------                                  -------

 Net current assets (liabilities)                                (1,732)                                 (2,933)
                                                                -------                                 -------
 Total assets less current liabilities                          121,690                                 120,078

 Noncurrent liabilities
    Finance debt                                    12,465                                   12,869
    Accounts payable and accrued liabilities         5,728                                    6,090
    Provisions for liabilities and charges
       Deferred tax                                 14,539                                   14,371
       Other                                         8,610                                    8,815
                                                   -------                                  -------
                                                                 41,342                                  42,145
                                                                -------                                 -------
 Net assets excluding pension and other
 postretirement benefit balances                                 80,348                                  77,933
 Defined benefit pension plan surplus                1,258                                    1,021
 Defined benefit pension plan and other
 postretirement benefit plan deficits               (7,556)                                  (7,510)
                                                   -------                                  -------
                                                                 (6,298)                                 (6,489)
                                                                -------                                 -------
                                                                 74,050                                  71,444
 Net assets
 Minority shareholders' interest - equity                         1,232                                   1,125
                                                                -------                                 -------
 BP shareholders' interest (a) - Note 12                         72,818                                  70,319
                                                                =======                                 =======

 Represented by:
 Capital shares
    Preference                                                       21                                      21
    Ordinary                                                      5,447                                   5,531
 Paid-in surplus                                                  4,785                                   4,480
 Merger reserve                                                  27,131                                  27,077
 Retained earnings                                               35,424                                  33,177
 Shares held by ESOP trusts                                         (65)                                    (96)
 Other reserves                                                      75                                     129
                                                                -------                                 -------
                                                                 72,818                                  70,319
                                                                =======                                 =======

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                            Three months ended                Six months ended
                                                                  June 30                          June 30
                                                                (Unaudited)                      (Unaudited)
                                                           2004             2003            2004            2003
                                                           ---------------------            --------------------
                                                                                 ($ million)
 Net cash inflow from operating activities                6,917            7,346          14,591          13,307
                                                        -------          -------         -------         -------
 Dividends from joint ventures                                7               28             185              41
                                                        -------          -------         -------         -------
 Dividends from associated undertakings                      97              177             128             232
                                                        -------          -------         -------         -------
 Servicing of finance and returns on investments
 Interest received                                           45               52              86              83
 Interest paid                                             (154)            (446)           (319)           (653)
 Dividends received                                          18               42              30              48
 Dividends paid to minority shareholders                     (8)             (11)            (10)            (13)
                                                        -------          -------         -------         -------
 Net cash outflow from servicing of finance
 and returns on investments                                 (99)            (363)           (213)           (535)
                                                        -------          -------         -------         -------

 Taxation
 UK corporation tax                                        (388)            (280)           (710)           (592)
 Overseas tax                                            (1,231)          (1,573)         (1,489)         (1,893)
                                                        -------          -------         -------         -------
 Tax paid                                                (1,619)          (1,853)         (2,199)         (2,485)
                                                        -------          -------         -------         -------

 Capital expenditure and financial investment
 Payments for fixed assets                               (2,764)          (2,760)         (5,705)         (5,631)
 Proceeds from the sale of fixed assets                     352            1,652           3,191           3,969
                                                        -------          -------         -------         -------
 Net cash outflow for capital expenditure and
 financial investment                                    (2,412)          (1,108)         (2,514)         (1,662)
                                                        -------          -------         -------         -------

 Acquisitions and disposals
 Acquisitions, net of cash acquired                         (14)            (150)            (14)           (150)
 Proceeds from the sale of businesses                       305               19             305             179
 Net investment in TNK-BP joint venture                       -                -          (1,273)              -
 Net investment in other joint ventures                     (21)              (2)           (113)            (16)
 Investments in associated undertakings                    (148)            (331)           (581)           (517)
                                                        -------          -------         -------         -------
 Net cash (outflow) inflow for acquisitions
 and disposals                                              122             (464)         (1,676)           (504)
                                                        -------          -------         -------         -------
 Equity dividends paid                                   (1,478)          (1,386)         (2,970)         (2,783)
                                                        -------          -------         -------         -------
 Net cash inflow (outflow)                                1,535            2,377           5,332           5,611
                                                        =======          =======         =======         =======

 Financing                                                2,155            1,355           5,753           4,954
 Management of liquid resources                            (153)              93             (15)            106
 Increase (decrease) in cash                               (467)             929            (406)            551
                                                        -------          -------         -------         -------
                                                          1,535            2,377           5,332           5,611
                                                        =======          =======         =======         =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                            Three months ended                Six months ended
                                                                  June 30                          June 30
                                                                (Unaudited)                      (Unaudited)
                                                           2004             2003            2004            2003
                                                           ---------------------            --------------------
                                                                                 ($ million)
 Reconciliation of profit before interest and tax
 to net cash inflow from operating activities
 Profit before interest and tax                           6,368            3,665          13,280           9,997
 Depreciation and amounts provided                        2,738            2,653           5,552           5,362
 Exploration expenditure written off                         22               43              89              93
 Net operating charge for pensions and other
 postretirement benefits, less contributions                (34)              45             (57)           (198)
 Share of profits of joint ventures and associated
 undertakings                                              (868)            (207)         (1,509)           (511)
 Interest and other income                                  (74)            (100)           (138)           (148)
 (Profit) loss on sale of fixed assets and businesses       127             (280)         (1,103)           (674)
 Charge for provisions                                       50               29             117              58
 Utilization of provisions                                  (95)            (209)           (250)           (325)
 (Increase) decrease in inventories                      (1,412)             193          (1,165)            569
 (Increase) decrease in debtors                          (1,400)           3,263          (2,986)         (3,382)
 Increase (decrease) in creditors                         1,495           (1,749)          2,761           2,466
                                                        -------          -------         -------         -------
 Net cash inflow from operating activities                6,917            7,346          14,591          13,307
                                                        =======          =======         =======         =======

 Financing
 Long-term borrowing                                       (430)            (208)         (1,058)         (1,223)
 Repayments of long-term borrowing                          434              607           1,270           1,010
 Short-term borrowing                                      (111)            (418)           (267)         (1,044)
 Repayments of short-term borrowing                         314              388           2,722           4,287
                                                        -------          -------         -------         -------
                                                            207              369           2,667           3,030

 Issue of ordinary share capital for
   employee share schemes                                   (96)             (14)           (222)            (81)
 Purchase of shares by ESOP trusts                           44                -              59               6
 Repurchase of ordinary share capital                     2,000            1,000           3,249           1,999
                                                        -------          -------         -------         -------
 Net cash outflow from financing                          2,155            1,355           5,753           4,954
                                                        =======          =======         =======         =======

---------------


(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2003 has been restated to reflect the changes described below.

     (a) Transfer of Natural Gas Liquids activities. With effect from January 1, 2004 natural gas liquids (NGL) activities have been transferred from Exploration and Production to Gas, Power and Renewables.

     (b) New accounting standard for pensions and other postretirement benefits. With effect from January 1, 2004 BP has adopted Financial
          Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

     (c) Accounting for Employee Share Ownership Plans. With effect from January 1, 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the Group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.

          Balance sheet at 31 December 2003                                Restated                Reported
                                                                           --------                --------
                                                                                    ($ million)
          Fixed assets
              Intangible assets                                              13,642                  13,642
              Tangible assets                                                91,911                  91,911
              Investments                                                    17,458                  17,554
                                                                           --------                --------
                                                                            123,011                 123,107
                                                                           --------                --------
          Current assets                                                     47,651                  54,465
          Creditors - amounts falling due within one year                    50,584                  50,584
                                                                           --------                --------
          Net current assets (liabilities)                                   (2,933)                  3,881
                                                                           --------                --------
          Total assets less current liabilities                             120,078                 126,988
          Creditors - amounts falling due after more than one year           18,959                  18,959
          Provisions for liabilities and charges
              Deferred taxation                                              14,371                  15,273
              Other provisions                                                8,815                  15,693
                                                                           --------                --------
          Net assets excluding pension and other
              postretirement benefit balances                                77,933                  77,063
          Defined benefit pension plan surplus                                1,021                       -
          Defined benefit pension plan and other postretirement
              benefit plan deficits                                          (7,510)                      -
                                                                           --------                --------
          Net assets                                                         71,444                  77,063
          Minority shareholders' interest                                     1,125                   1,125
                                                                           --------                --------
          BP shareholders' interest                                          70,319                  75,938
                                                                           ========                ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


               Income Statements                        Three months ended               Six months ended
                                                           June 30 2003                    June 30 2003
                                                           (Unaudited)                     (Unaudited)
                                                     Restated         Reported       Restated         Reported
                                                     --------         --------       --------         --------
                                                             ($ million except per share amounts)
               Exploration and Production               3,431            3,483          8,155            8,248
               Refining and Marketing                     115               67          1,363            1,266
               Petrochemicals                             203              212            486              504
               Gas, Power and Renewables                   69               37            312              258
               Other businesses and corporate            (153)            (146)          (319)            (305)
                                                     --------         --------       --------         --------
               Profit before interest and tax           3,665            3,653          9,997            9,971
               Interest expense                           149              191            325              411
               Other finance expense                      127                -            256                -
                                                     --------         --------       --------         --------
               Profit before taxation                   3,389            3,462          9,416            9,560
               Taxation                                 1,744            1,768          3,526            3,573
                                                     --------         --------       --------         --------
               Profit after taxation                    1,645            1,694          5,890            5,987
               Minority shareholders' interest             60               60             86               86
                                                     --------         --------       --------         --------
               Profit for the period                    1,585            1,634          5,804            5,901
                                                     ========         ========       ========         ========
               Distribution to shareholders             1,434            1,434          2,820            2,820
                                                     --------         --------       --------         --------
               Profit per ordinary share - cents
               Basic                                     7.19             7.41          26.09            26.52
               Diluted                                   7.16             7.39          26.00            26.44
                                                     ========         ========       ========         ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                      Three months ended              Six months ended
                                                            June 30                        June 30
                                                          (Unaudited)                    (Unaudited)
                                                     2004             2003          2004             2003
                                                     ---------------------          ---------------------
                                                                        ($ million)
 3.   Turnover
      By business
      Exploration and Production                    8,213            7,272        16,379           16,150
      Refining and Marketing                       45,467           34,874        87,161           74,369
      Petrochemicals                                4,805            4,197         9,315            8,318
      Gas, Power and Renewables                    18,434           14,910        39,409           32,990
      Other businesses and corporate                  132              129           253              240
                                                  -------          -------       -------          -------
                                                   77,051           61,382       152,517          132,067
      Less: sales between businesses                7,960            6,956        15,824           15,610
                                                  -------          -------       -------          -------
      Group excluding joint ventures               69,091           54,426       136,693          116,457
      Share of sales of joint ventures              2,063              364         3,941              762
                                                  -------          -------       -------          -------
                                                   71,154           54,790       140,634          117,219
                                                  =======          =======       =======          =======
      By geographical area
      Group excluding joint ventures
      UK                                           17,355           13,161        34,651           28,293
      Rest of Europe                               13,332           12,501        25,373           25,818
      USA                                          33,541           24,103        65,344           53,444
      Rest of World                                15,787           12,102        31,604           25,838
                                                  -------          -------       -------          -------
                                                   80,015           61,867       156,972          133,393
      Less: sales between areas                    10,924            7,441        20,279           16,936
                                                  -------          -------       -------          -------
                                                   69,091           54,426       136,693          116,457
                                                  =======          =======       =======          =======
 4.   Production taxes
      UK petroleum revenue tax                         46               58           172              191
      Overseas production taxes                       378              324           777              695
                                                  -------          -------       -------          -------
                                                      424              382           949              886
                                                  =======          =======       =======          =======
 5.   Exploration expense
      Exploration and Production
          UK                                            3                2             5                5
          Rest of Europe                                6                5             8                9
          USA                                          63               47           160               84
          Rest of World                                36               47            71              115
                                                  -------          -------       -------          -------
                                                      108              101           244              213
                                                  =======          =======       =======          =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                           Three months ended              Six months ended
                                                                 June 30                        June 30
                                                               (Unaudited)                    (Unaudited)
                                                          2004             2003          2004             2003
                                                          ---------------------          ---------------------
                                                                             ($ million)

 6.   Analysis of exceptional items Profit
        (loss) on sale of fixed assets and
      businesses or termination of operations
      Exploration and Production                          (114)             333            97              766
      Refining and Marketing                               (18)            (49)          (158)           (101)
      Petrochemicals                                         6               2           (148)              9
      Gas, Power and Renewables                              -               6              -               6
      Other businesses and corporate                        (1)            (12)         1,312              (6)
                                                       -------         -------        -------         -------
      Exceptional items before taxation                   (127)            280          1,103             674
      Taxation credit (charge)                              28            (149)            98            (203)
                                                       -------         -------        -------         -------
      Exceptional items after taxation                     (99)            131          1,201             471
                                                       =======         =======        =======         =======

 7.   Interest expense
      Group interest payable                               147             163            296             350
      Capitalized                                          (52)            (43)          (102)            (77)
                                                       -------         -------        -------         -------
                                                            95             120            194             273
      Joint ventures                                        39              17             80              30
      Associated undertakings                               11              12             23              22
                                                       -------         -------        -------         -------
                                                           145             149            297             325
                                                       =======         =======        =======         =======

 8.   Other finance expense
      Interest on pension and other postretirement
      benefit plan liabilities                             491             460            991             920
      Expected return on pension and other
      postretirement benefit plan assets                  (491)           (375)          (989)           (750)
                                                       -------         -------        -------         -------
      Interest net of expected return on plan assets         -              85              2             170
      Unwinding of discount on provisions                   50              42             98              86
      Unwinding of discount on deferred consideration
      for acquisition of investment in TNK-BP               26               -             52               -
                                                       -------         -------        -------         -------
                                                            76             127            152             256
                                                       =======         =======        =======         =======
 9.   Charge for taxation
      Current                                            2,165           1,406          3,871           2,987
      Deferred                                              34             338            150             539
                                                       -------         -------        -------         -------
                                                         2,199           1,744          4,021           3,526
                                                       =======         =======        =======         =======
      UK                                                   366             379            711             830
      Overseas                                           1,833           1,365          3,310           2,696
                                                       -------         -------        -------         -------
                                                         2,199           1,744          4,021           3,526
                                                       =======         =======        =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10. Business and geographical analysis

                                                                                     Gas,        Other
                                      Exploration    Refining                      Power    businesses
By business                                   and         and       Petro-           and           and
                                       Production   Marketing    chemicals    Renewables     corporate    Eliminations     Total
                                      -----------   ---------   ----------    ----------   -----------    ------------  --------
                                                                        ($ million)
Three months
ended June 30, 2004
Group turnover
-   third parties                           2,375      44,081        4,626        17,877           132               -    69,091
-   sales between businesses                5,838       1,386          179           557             -          (7,960)        -
                                      ------------------------------------------------------------------------------------------
                                            8,213      45,467        4,805        18,434           132          (7,960)   69,091
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures            1,823         111          129             -             -               -     2,063
                                      ------------------------------------------------------------------------------------------
Equity accounted income                       784          40           41             3             -               -       868
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               4,416       1,790          242           210          (163)              -     6,495
Exceptional items                            (114)        (18)           6             -            (1)              -      (127)
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     4,302       1,772          248           210          (164)              -     6,368
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                2,305         640          181            82            26               -     3,234



Three months
ended June 30, 2003
Group turnover
-   third parties                           2,090      33,710        4,042        14,455           129               -    54,426
-   sales between businesses                5,182       1,164          155           455             -          (6,956)        -
                                      ------------------------------------------------------------------------------------------
                                            7,272      34,874        4,197        14,910           129          (6,956)   54,426
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures              168         112           84             -             -               -       364
                                      ------------------------------------------------------------------------------------------
Equity accounted income                       161          37            2            (2)            9               -       207
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               3,098         164          201            63          (141)              -     3,385
Exceptional items                             333         (49)           2             6           (12)              -       280
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     3,431         115          203            69          (153)              -     3,665
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                2,434         385          198           126           183               -     3,326


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10. Business and geographical analysis - continued


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Three months ended June 30, 2004
Group turnover   -third parties                       10,828    11,884     32,634    13,745                -     69,091
                 -sales between areas                  6,527     1,448        907     2,042          (10,924)         -
                                                     ------------------------------------------------------------------
                                                      17,355    13,332     33,541    15,787          (10,924)    69,091
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          43        86         52     1,882                -      2,063
                                                     ------------------------------------------------------------------
Equity accounted income                                    -        (3)        27       844                -        868
                                                     ------------------------------------------------------------------

Total operating profit (loss)                            619       901      2,574     2,401                -      6,495
Exceptional items                                        (56)       72        (20)     (123)               -       (127)
                                                     ------------------------------------------------------------------
Profit before interest and tax                           563       973      2,554     2,278                -      6,368
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     333       274      1,452     1,175                -      3,234



Three months ended June 30, 2003
Group turnover   -third parties                        9,696    10,229     23,639    10,862                -     54,426
                 -sales between areas                  3,465     2,272        464     1,240           (7,441)         -
                                                     ------------------------------------------------------------------
                                                      13,161    12,501     24,103    12,102           (7,441)    54,426
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          18        66         45       235                -        364
                                                     ------------------------------------------------------------------
Equity accounted income                                    4         5         28       170                -        207
                                                     ------------------------------------------------------------------

Total operating profit (loss)                             93       528      1,592     1,172                -      3,385
Exceptional items                                        535        12        (92)     (175)               -        280
                                                     ------------------------------------------------------------------
Profit before interest and tax                           628       540      1,500       997                -      3,665
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     361       167      1,509     1,289                -      3,326


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10. Business and geographical analysis - continued

                                                                                     Gas,        Other
                                      Exploration    Refining                      Power    businesses
By business                                   and         and       Petro-           and           and
                                       Production   Marketing    chemicals    Renewables     corporate    Eliminations     Total
                                      -----------   ---------   ----------    ----------   -----------    ------------  --------
                                                                        ($ million)
Six months
ended June 30, 2004
Group turnover
-   third parties                           4,774      84,376        8,990        38,300           253               -   136,693
-   sales between businesses               11,605       2,785          325         1,109             -         (15,824)        -
                                      ------------------------------------------------------------------------------------------
                                           16,379      87,161        9,315        39,409           253         (15,824)  136,693
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures            3,456         227          258             -             -               -     3,941
                                      ------------------------------------------------------------------------------------------
Equity accounted income                     1,332          77           98             2             -               -     1,509
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               8,455       3,179          492           398          (347)              -    12,177
Exceptional items                              97        (158)        (148)            -         1,312               -     1,103
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     8,552       3,021          344           398           965               -    13,280
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                6,128       1,104          347           143            37               -     7,759



Six months
ended June 30, 2003
Group turnover
-   third parties                           4,039      72,150        8,042        31,986           240               -   116,457
-   sales between businesses               12,111       2,219          276         1,004             -         (15,610)        -
                                      ------------------------------------------------------------------------------------------
                                           16,150      74,369        8,318        32,990           240         (15,610)  116,457
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures              349         212          201             -             -               -       762
                                      ------------------------------------------------------------------------------------------
Equity accounted income                       395          74           27            (3)           18               -       511
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               7,389       1,464          477           306          (313)              -     9,323
Exceptional items                             766        (101)           9             6            (6)              -       674
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     8,155       1,363          486           312          (319)              -     9,997
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                4,552         922          294           213           213               -     6,194


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10. Business and geographical analysis - concluded

                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Six months ended June 30, 2004
Group turnover   -third parties                       23,008    22,746     63,709    27,230                -    136,693
                 -sales between areas                 11,643     2,627      1,635     4,374          (20,279)         -
                                                     ------------------------------------------------------------------
                                                      34,651    25,373     65,344    31,604          (20,279)   136,693
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          84       174         91     3,592                -      3,941
                                                     ------------------------------------------------------------------
Equity accounted income                                    2         2         44     1,461                -      1,509
                                                     ------------------------------------------------------------------

Total operating profit (loss)                          1,020     1,654      5,008     4,495                -     12,177
Exceptional items                                       (101)       36       (170)    1,338                -      1,103
                                                     ------------------------------------------------------------------
Profit before interest and tax                           919     1,690      4,838     5,833                -     13,280
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     586       454      2,709     4,010                -      7,759



Six months ended June 30, 2003
Group turnover   -third parties                       20,615    21,286     52,494    22,062                -    116,457
                 -sales between areas                  7,678     4,532        950     3,776          (16,936)         -
                                                     ------------------------------------------------------------------
                                                      28,293    25,818     53,444    25,838          (16,936)   116,457
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          46       155         87       474                -        762
                                                     ------------------------------------------------------------------
Equity accounted income                                    3         2         63       443                -        511
                                                     ------------------------------------------------------------------

Total operating profit (loss)                          1,025     1,314      4,177     2,807                -      9,323
Exceptional items                                        524       (30)      (237)      417                -        674
                                                     ------------------------------------------------------------------
Profit before interest and tax                         1,549     1,284      3,940     3,224                -      9,997
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     656       369      2,903     2,266                -      6,194


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                               Three months ended              Six months ended
                                                                    June 30                         June 30
                                                                  (Unaudited)                    (Unaudited)
                                                             2004             2003           2004            2003
                                                             ---------------------           --------------------
                                                                                 ($ million)

 11.  Analysis of changes in net debt Opening balance
      Finance debt                                          19,937          19,042         22,325          22,008
      Less:   Cash                                           2,006           1,151          1,947           1,520
              Current asset investments                        328             228            185             215
                                                           -------         -------        -------         -------
      Opening net debt                                      17,603          17,663         20,193          20,273
                                                           -------         -------        -------         -------
      Closing balance
      Finance debt                                          19,858          18,594         19,858          18,594
      Less:   Cash                                           1,531           2,115          1,531           2,115
              Current asset investments                        172             329            172             329
                                                           -------         -------        -------         -------
      Closing net debt                                      18,155          16,150         18,155          16,150
                                                           -------         -------        -------         -------
      Decrease (increase) in net debt                         (552)          1,513          2,038           4,123
                                                           =======         =======        =======         =======

      Movement in cash/bank overdrafts                        (467)            929           (406)            551
      (Decrease) increase in current asset investments        (153)             93            (15)            106
      Net cash outflow (inflow) from financing
      (excluding share capital)                                207             369          2,667           3,030
      Exchange of Exchangeable Bonds for
      Lukoil American Depositary Shares                          -               -              -             420
      Other movements                                            7             106             21             170
                                                           -------         -------        -------         -------
      Movement in net debt before exchange effects            (406)          1,497          2,267           4,277
      Exchange adjustments                                    (146)             16           (229)           (154)
                                                           -------         -------        -------         -------
      Decrease (increase) in net debt                         (552)          1,513          2,038           4,123
                                                           =======         =======        =======         =======



 12.  Movement in BP shareholders' interest                                                  ($ million)

      Balance at December 31, 2003                                                              75,938
      Prior year adjustment - change in accounting policy (see Note 2)                          (5,619)
                                                                                               -------
      As restated                                                                               70,319
      Profit for the period                                                                      8,714
      Distribution to shareholders                                                              (3,019)
      Currency translation differences (net of tax)                                               (202)
      Issue of ordinary share capital for employee share schemes                                   222
      Net release of shares by ESOP trusts                                                          33
      Repurchase of ordinary share capital                                                      (3,249)
                                                                                               -------
      Balance at June 30, 2004                                                                  72,818
                                                                                               =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  Earnings per share

     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in three annual tranches, in respect of the TNK-BP joint venture. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                              Three months ended                 Six months ended
                                                                    June 30                          June 30
                                                                  (Unaudited)                      (Unaudited)
                                                             2004             2003            2004             2003
                                                             ---------------------            ---------------------
                                                                               (shares thousand)
      Weighted average number of ordinary shares       21,906,318       22,164,026       21,997,057       22,244,797
      Ordinary shares issuable under employee
      share schemes                                        89,784           54,194           71,504           70,293
      Ordinary shares issuable as consideration for
      BP's interest in the TNK-BP joint venture           446,636                -          498,077                -
                                                      -----------      -----------      -----------      -----------
                                                       22,442,738       22,218,220       22,566,638       22,315,090
                                                      ===========      ===========      ===========      ===========

14.  Share-based compensation

     BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, `Accounting for Stock-Based Compensation', to share-based employee compensation.

                                                              Three months ended                 Six months ended
                                                                    June 30                          June 30
                                                                  (Unaudited)                      (Unaudited)
                                                             2004             2003            2004             2003
                                                             ---------------------            ---------------------
                                                                                  ($ million)
     Profit for the period applicable to ordinary
       shares, as reported                                   3,895            1,584           8,713            5,803
     Deduct: Total stock-based employee compensation
       expense determined under fair value based method
       for all awards, net of related tax effects              (19)             (23)            (39)             (47)
                                                          --------         --------        --------         --------
     Pro forma net income                                    3,876            1,561           8,674            5,756
                                                          ========         ========        ========         ========
                                                                                    (cents)
     Earnings per share
       Basic - as reported                                   17.80             7.19           39.61            26.09
       Basic - pro forma                                     17.71             7.09           39.43            25.88

       Diluted - as reported                                 17.43             7.16           38.77            26.00
       Diluted - pro forma                                   17.35             7.06           38.60            25.79


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to undivided interests in pipelines from production facilities to terminals for shipping or onward transmission (such as the Trans Alaska Pipeline System and UK Central Area Transmission System) and oil and natural gas exploration and production activities where the Group has a direct interest in the field or a contractual right to a share of production. The operations of the pipeline or field may be undertaken by one participant on behalf of all other participants or by a company specifically created for this purpose. In either case contractual arrangements specify the allocation of costs between participants. US GAAP permits such arrangements to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                             Three months ended June 30, 2004
                                                                                        (Unaudited)
                                                                       -----------------------------------------------
                                                                             As                                 US GAAP
      Increase (decrease) in caption heading                           Reported    Reclassification        Presentation
                                                                       -----------------------------------------------
                                                                                        ($ million)
      Consolidated statement of income
      Other income                                                          161                 574                735
      Share of profits of JVs and associated undertakings                   868                (868)                 -
      Exceptional items before taxation                                    (127)                  -               (127)
      Interest expense                                                      145                 (50)                95
      Taxation                                                            2,199                (244)             1,955
      Profit for the period                                               3,896                   -              3,896


                                                                                Six months ended June 30, 2004
                                                                                         (Unaudited)
                                                                       -----------------------------------------------
                                                                             As                                 US GAAP
      Increase (decrease) in caption heading                           Reported    Reclassification        Presentation
                                                                       -----------------------------------------------
                                                                                        ($ million)
      Consolidated statement of income
      Other income                                                          251                 983              1,234
      Share of profits of JVs and associated undertakings                 1,509              (1,509)                 -
      Exceptional items before taxation                                   1,103                   -              1,103
      Interest expense                                                      297                (103)               194
      Taxation                                                            4,021                (423)             3,598
      Profit for the period                                               8,714                   -              8,714

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (i)  Group consolidation (concluded)

                                                                              Three months ended June 30, 2003
                                                                                        (Unaudited)
                                                                       -----------------------------------------------
                                                                             As                                 US GAAP
      Increase (decrease) in caption heading                           Reported    Reclassification        Presentation
                                                                       -----------------------------------------------
                                                                                         ($ million)
      Consolidated statement of income
      Other income                                                          197                 175                372
      Share of profits of JVs and associated undertakings                   207                (207)                 -
      Exceptional items before taxation                                     280                   -                280
      Interest expense                                                      149                 (29)               120
      Taxation                                                            1,744                  (3)             1,741
      Profit for the period                                               1,585                   -              1,585

                                                                               Six months ended June 30, 2003
                                                                                        (Unaudited)
                                                                       -----------------------------------------------
                                                                             As                                 US GAAP
      Increase (decrease) in caption heading                           Reported    Reclassification        Presentation
                                                                       -----------------------------------------------
                                                                                         ($ million)
      Consolidated statement of income
      Other income                                                          328                 391                719
      Share of profits of JVs and associated undertakings                   511                (511)                 -
      Exceptional items before taxation                                     674                   -                674
      Interest expense                                                      325                 (52)               273
      Taxation                                                            3,526                 (68)             3,458
      Profit for the period                                               5,804                   -              5,804

     (ii) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (iii)Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                    123               457         252             1,149
         Taxation                                        (174)             (455)       (291)           (1,183)
         Profit for the period                             51                (2)         39                34
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                5,791              6,084
         Deferred taxation                                                              5,818              6,149
         BP shareholders' interest                                                        (27)               (65)
                                                                                      =======            =======

     (iv) Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

          On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS
          143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

          The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15. US generally accepted accounting principles - continued

     (iv) Provisions - concluded

          The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months and six months ended June 30, 2003 was to decrease profit by $84 million and $107 million respectively, before cumulative effect of accounting changes as adjusted to accord with US GAAP.

          Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                     23                45          85                61
         Interest expense                                 (50)              (42)        (98)              (86)
         Taxation                                          (6)               (2)         (7)                -
         Profit for the period before cumulative
         effect of accounting change                       33                (1)         20                25
         Cumulative effect of accounting change,
           net of taxation                                  -                 -           -             1,002
         Profit for the period                             33                (1)         20             1,027
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                 (772)              (835)
         Provisions                                                                      (553)              (636)
         Deferred taxation                                                                (78)               (71)
         BP shareholders' interest                                                       (141)              (128)
                                                                                      =======            =======

          The following data summarizes the movements in the asset retirement obligation, as adjusted to accord with US GAAP, for the six months ended June 30, 2004.

                                                    ($ million)
        At January 1, 2004                              3,872
        Exchange adjustments                               10
        New provisions                                     32
        Unwinding of discount                             108
        Utilized/deleted                                  (97)
                                                      -------
        At June 30, 2004                                3,925
                                                      =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


     15.  US generally accepted accounting principles - continued

          (v)  Sale and leaseback

               The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

               Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

               Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

               The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                     (8)               (4)         (5)             (112)
         Taxation                                           3                 2           2                39
         Profit for the period                              5                 2           3                73
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Other accounts payable and accrued liabilities                                   22                  24
         Provisions                                                                       27                  32
         Deferred taxation                                                               (17)                (19)
         BP shareholders' interest                                                       (32)                (37)
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets

          There are two main differences in the basis for determining goodwill between UK and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired. Where shares are issued in connection with an acquisition UK GAAP requires that the shares issued be valued at the time the public offer becomes unconditional. For US GAAP the consideration is determined at the date the offer is made.

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in an acquisition, whereas under UK GAAP no such deferred tax liability or asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          During the second quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                   (356)             (343)      (716)              (685)
         Profit for the period                            356               343        716                685
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Intangible assets                                                              2,398              1,669
         BP shareholders' interest                                                      2,398              1,669
                                                                                      =======            =======

          In accordance with Group accounting practice, exploration licence acquisition costs are initially capitalized as an intangible fixed asset and are amortized over the estimated period of exploration.
          Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to tangible production assets. Where exploration is unsuccessful, the unamortized cost is charged against income. At June 30, 2004 and December 31, 2003, exploration licence acquisition costs included in the Group's tangible fixed assets and intangible fixed assets, net of accumulated amortization, were as follows.

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Exploration licence acquisition cost included
         in fixed assets (net of accumulated amortization)
             Tangible fixed assets                                                      1,200              1,300
             Intangible fixed assets                                                      580                600
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the six months ended June 30, 2004 are shown below.

                                                                               Additional
                                                                    Gain on       minimum
                                                                      asset       pension
                                      Exploration                  exchange     liability          Other
                                      expenditure     Goodwill   (see (viii))  (see (xiii))  intangibles      Total
                                      -----------     --------   -----------   ----------    -----------    -------
                                                                       ($ million)
         Net book amount
         At January 1, 2004                 4,236       10,838          148            43            237     15,502
         Amortization expense                 (31)           -           (9)            -            (31)       (71)
         Other movements                       (8)          53            -             -             15         60
                                      -----------  -----------  -----------   -----------    -----------  ---------
         At June 30, 2004                  4,197       10,891          139            43            221     15,491
                                      ===========  ===========  ===========   ===========    ===========  =========


          Amortization expense relating to other intangibles is expected to be in the range $50-$75 million in each of the succeeding five years.

     (vii)Derivative financial instruments and hedging activities

          Statement of Financial Accounting Standards No. 133, `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under SFAS 133, these contracts are marked-to-market.

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, `Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"' (EITF 02-3). This consensus, which rescinded EITF Issue No. 98-10 `Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10), requires all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) to be accounted for as executory contracts on an accrual basis. Under EITF 98-10, such contracts were accounted for at fair value.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15. US generally accepted accounting principles - continued

     (vii)Derivative financial instruments and hedging activities (concluded)

          The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

          For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

          The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

          EITF 02-3 also requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                    416              (447)        113              (435)
         Taxation                                        (133)              156         (31)              152
         Profit for the  period before cumulative
         effect  of accounting change                    (283)              291         (82)              283
         Cumulative effect of accounting change,
           net of taxation                                  -                 -           -                50
         Profit for the period                           (283)              291         (82)              333
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Inventories                                                                       89               (150)
         Accounts payable and accrued liabilities                                         294                (58)
         Deferred taxation                                                                (48)               (20)
         BP shareholders' interest                                                       (157)               (72)
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

   (viii) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition which gave rise to a gain on disposal. For US GAAP reporting, the gain is being recognized over 10 years.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                      8                 6          13                11
         Taxation                                          (3)               (2)         (5)               (4)
         Profit for the period                             (5)               (4)         (8)               (7)
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Intangible assets                                                                139                148
         Accounts payable and accrued liabilities                                         (48)               (51)
         Deferred taxation                                                                 65                 70
         BP shareholders' interest                                                        122                129
                                                                                      =======            =======

     (ix) Consolidation of variable interest entities

          In January 2003, the FASB issued FASB Interpretation No. 46 `Consolidation of Variable Interest Entities' (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns.

          The Group currently has several ships under construction which will be accounted for under UK GAAP as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group's involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

          The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP. The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
         Increase (decrease) in caption heading                                    (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                  377                217
         Accounts payable and accrued liabilities                                        (377)              (217)
         BP shareholders' interest                                                          -                  -
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (x)  Pensions and other postretirement benefits

          With effect from January 1, 2004 BP adopted Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). FRS 17 requires that the assets and liabilities arising from an employer's retirement benefit obligations and any related funding should be included in the financial statements at fair value and that the operating costs of providing retirement benefits to employees should be recognized in the income statement in the periods in which the benefits are earned by employees. This contrasts with Statement of Financial Accounting Standards No. 87 `Employers' Accounting for Pensions' (SFAS 87) which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. Under SFAS 87 the difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2004              2003        2004              2003
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                     74                12         194                26
         Other finance expense                              -               (85)         (2)             (170)
         Taxation                                         (29)               24         (50)               47
         Profit for the period                            (45)               49        (142)               97
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Other receivables falling due after more than one year                         6,818              6,814
         Provisions for liabilities and charges - other                                 6,893              6,878
         Defined benefit pension plans surplus                                         (1,258)            (1,021)
         Defined benefit pension plan and other postretirement benefit
         plan deficits                                                                  7,556              7,510
         Deferred taxation                                                                872                902
         BP shareholders' interest                                                      5,351              5,523
                                                                                      =======            =======

     (xi) Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
         Increase (decrease) in caption heading                                    (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Other accounts payable and accrued liabilities                                (1,536)            (1,495)
         BP shareholders' interest                                                      1,536              1,495
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

    (xii) Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          In February 2003, BP called its $420 Exchangeable Bonds which were exchangeable for Lukoil American Depositary Shares (ADSs). Bondholders converted to ADSs before the redemption date. For the six months ended June 30, 2003, gains of $99 million were reclassified from comprehensive income to net income.

          The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million. For the six months ended June 30, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

          The  adjustments  to  accumulated  other   comprehensive   income  (BP
          shareholders' interest) to accord with US GAAP are summarized below.

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
         Increase (decrease) in caption heading                                    (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                       159              1,924
         Deferred taxation                                                                 56                673
         BP shareholders' interest                                                        103              1,251
                                                                                      =======            =======

   (xiii) Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The  adjustments  to  accumulated  other   comprehensive   income  (BP
          shareholders' interest) to accord with US GAAP are summarized below.

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2004             2003
         Increase (decrease) in caption heading                                    (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Noncurrent liabilities - accounts payable accrued liabilities                     43                 43
         Deferred taxation                                                                478                478
         BP shareholders' interest                                                       (158)              (158)
         Intangible assets                                                               (277)              (277)
                                                                                      =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).


     Profit for the period                                             Three months ended             Six months ended
                                                                             June 30                        June 30
                                                                           (Unaudited)                   (Unaudited)
                                                                      2004             2003          2004            2003
                                                                      ---------------------          --------------------
                                                                                          ($ million)


      Profit as reported in the consolidated statement of income     3,896            1,585         8,714           5,804

      Adjustments:
      Deferred taxation/business combinations (iii)                     51               (2)           39              34
      Provisions (iv)                                                   33               (1)           20              25
      Sale and leaseback (v)                                             5                2             3              73
      Goodwill and intangible assets(vi)                               356              343           716             685
      Derivative financial instruments (vii)                          (283)             291           (82)            283
      Gain arising on asset exchange (viii)                             (5)              (4)           (8)             (7)
      Pensions and other postretirement benefits (x)                   (45)              49          (142)             97
      Other                                                              4                3             7               6
                                                                   -------          -------       -------         -------
                                                                       116              681           553           1,196
                                                                   -------          -------       -------         -------
      Profit for the period as adjusted to accord with US
        GAAP before cumulative effect of accounting changes          4,012            2,266         9,267           7,000
      Cumulative effect of accounting changes:
        Provisions                                                       -                -             -           1,002
        Derivative financial instruments                                 -                -             -              50
                                                                   -------          -------       -------         -------
      Profit for the period as adjusted to accord with US GAAP       4,012            2,266         9,267           8,052
                                                                   =======          =======       =======         =======

      Profit for the period as adjusted:
      Per ordinary share - cents
        Basic - before cumulative effect of accounting changes       18.33            10.26         42.12           31.46
        Cumulative effect of accounting changes
          Provisions                                                     -                -             -            4.50
          Derivative financial instruments                               -                -             -            0.23
                                                                   -------          -------       -------         -------
                                                                     18.33            10.26         42.12           36.19
                                                                   =======          =======       =======         =======
        Diluted - before cumulative effect of accounting changes     17.95            10.22         41.22           31.36
        Cumulative effect of accounting changes
          Provisions                                                     -                -             -            4.50
          Derivative financial instruments                               -                -             -            0.22
                                                                   -------          -------       -------         -------
                                                                     17.95            10.22         41.22           36.08
                                                                   =======          =======       =======         =======
      Per American Depositary Share - cents (b)
        Basic - before cumulative effect of accounting changes      109.98            61.56        252.72          188.76
        Cumulative effect of accounting changes
          Provisions                                                     -                -             -           27.00
          Derivative financial instruments                               -                -             -            1.38
                                                                   -------          -------       -------         -------
                                                                    109.98            61.56        252.72          217.14
                                                                   =======          =======       =======         =======
        Diluted - before cumulative effect of accounting changes    107.70            61.32        247.32          188.16
        Cumulative effect of accounting changes
          Provisions                                                     -                -             -           27.00
          Derivative financial instruments                               -                -             -            1.32
                                                                   -------          -------       -------         -------
                                                                    107.70            61.32        247.32          216.48
                                                                   =======          =======       =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


      BP shareholders' interest                                     June 30, 2004
                                                                     (Unaudited)            December 31, 2003
                                                                   --------------           -----------------
                                                                                 ($ million)
      BP shareholders' interest as reported
      in the consolidated balance sheet                                    72,818                    70,319

      Adjustments:
        Deferred taxation/business combinations (iii)                         (27)                      (65)
        Provisions (iv)                                                      (141)                     (128)
        Sale and leaseback (v)                                                (32)                      (37)
        Goodwill and intangible assets (vi)                                 2,398                     1,669
        Derivative financial instruments (vii)                               (157)                      (72)
        Gain arising on asset exchange (viii)                                 122                       129
        Consolidation of variable interest entities (ix)                        -                         -
        Pensions and other postretirement benefits (x)                      5,351                     5,523
        Dividends (xi)                                                      1,536                     1,495
        Investments (xii)                                                     103                     1,251
        Additional minimum pension liability (xiii)                          (277)                     (277)
        Other                                                                 (35)                      (43)
                                                                          -------                   -------
                                                                            8,841                     9,445
                                                                          -------                   -------
      BP shareholders' interest as adjusted
      to accord with US GAAP                                               81,659                    79,764
                                                                          =======                    ======

     ---------------

     (a) The profit reported under UK GAAP for the three months and six months ended June 30, 2003, and BP shareholders' interest at December 31, 2003, have been restated to reflect the adoption of FRS 17 and UITF
          38. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 17 and UITF 38.

     (b)  One American Depositary Share is equivalent to six ordinary shares.

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                 Three months ended             Six months ended
                                                                        June 30                        June 30
                                                                      (Unaudited)                   (Unaudited)
                                                                 2004             2003          2004            2003
                                                                 ---------------------          --------------------
                                                                                     ($ million)
    Profit  for  the  period  as  adjusted  to
    accord with US GAAP                                         4,012            2,266         9,267           8,052
    Currency translation differences                             (440)           1,775          (202)          1,493
      Unrealized gains                                              -              399            17             399
      Unrealized losses                                           (42)               -             -               -
      Less: reclassification adjustment for
            gains included in net income                            -              (99)       (1,165)            (99)
     Additional minimum pension liability                           -                -             -               -
                                                              -------          -------       -------         -------
     Comprehensive income                                       3,530            4,341         7,917           9,845
                                                              =======          =======       =======         =======

     Accumulated other comprehensive income at June 30, 2004 and December 31, 2003 comprised losses of $2,088 million and $3,438 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Three months ended             Six months ended
                                                                        June 30                        June 30
                                                                      (Unaudited)                   (Unaudited)
                                                                 2004             2003          2004            2003
                                                                 ---------------------          --------------------
                                                                                     ($ million)
      Operating activities
      Profit after taxation                                     3,948            1,645         8,810           5,890
      Adjustments to reconcile profits after tax to
      net cash provided by operating activities
      Depreciation and amounts provided                         2,738            2,653         5,552           5,362
      Exploration expenditure written off                          22               43            89              93
      Net charge for pensions and other postretirement
      benefits, less contributions                                (34)             130           (55)            (28)
      Share of profits of joint ventures and associated
      undertakings less dividends received                       (471)              30          (670)           (118)
      (Profit) loss on sale of businesses and fixed assets        127             (280)       (1,103)           (674)
      Working capital movement (a)                               (982)           1,118           (54)            (67)
      Deferred taxation                                            34              338           150             539
      Other                                                       (21)            (288)         (115)           (347)
                                                              -------          -------       -------         -------
      Net cash provided by operating activities                 5,361            5,389        12,604          10,650
                                                              -------          -------       -------         -------

      Investing activities
      Capital expenditures                                     (2,814)          (2,803)       (5,807)         (5,708)
      Acquisitions, net of cash acquired                          (14)            (150)       (1,287)           (150)
      Investment in associated undertakings                      (148)            (331)         (581)           (517)
      Net investment in joint ventures                            (21)              (2)         (113)            (16)
      Proceeds from disposal of assets                            657            1,671         3,496           4,148
                                                              -------          -------       -------         -------
      Net cash used in investing activities                    (2,340)          (1,615)       (4,292)         (2,243)
                                                              -------          -------       -------         -------

      Financing activities
      Net proceeds from shares issued (repurchased)            (1,948)            (986)       (3,086)         (1,924)
      Proceeds from long-term financing                           430              208         1,058           1,223
      Repayments of long-term financing                          (434)            (607)       (1,270)         (1,010)
      Net increase (decrease) in short-term debt                 (203)              30        (2,455)         (3,243)
      Dividends paid   -    BP Shareholders                    (1,478)          (1,386)       (2,970)         (2,783)
                       -    Minority shareholders                  (8)             (11)          (10)            (13)
                                                              -------          -------       -------         -------
      Net cash used in financing activities                    (3,641)          (2,752)       (8,733)         (7,750)
                                                              -------          -------       -------         -------
      Currency translation differences relating to cash
      and cash equivalents                                        (11)              43            (8)             52
                                                              -------          -------       -------         -------
      Increase (decrease) in cash and cash equivalents           (631)           1,065          (429)            709
      Cash and cash equivalents at beginning of period          2,334            1,379         2,132           1,735
                                                              -------          -------       -------         -------
      Cash and cash equivalents at end of period                1,703            2,444         1,703           2,444
                                                              =======          =======       =======         =======

      (a)  Working capital:
      Inventories (increase) decrease                         (1,412)              193        (1,165)            569
      Receivables (increase) decrease                         (1,399)            3,245        (2,998)         (3,411)
      Current liabilities - excluding finance debt
      increase (decrease)                                      1,829            (2,320)        4,109           2,775
                                                              -------          -------       -------         -------
                                                                (982)            1,118           (54)            (67)
                                                              =======          =======       =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     Other postretirement benefits: In May 2004, the FASB issued Staff Position No. 106-2 `Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' (FSP 106-2). The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits to Medicare-eligible retired employees and meet certain qualifications. Alternatively, the Act allows prescription drug plan sponsors to co-ordinate with the Medicare benefit.

     BP's postretirement medical plans provide prescription drug coverage for Medicare-eligible retired employees. The Group's obligation for other postretirement benefits at June 30, 2004 and December 31, 2003 do not reflect the effects of the Act. FSP 106-2 is effective for accounting periods beginning after June 15, 2004. The Company continues to evaluate the impact of the Act on its benefit plan design and accounting.

     Tangible assets: The Securities and Exchange Commission requested the FASB to consider whether oil and natural gas mineral rights held under lease or other contractual arrangement should be classified on the balance sheet as a tangible asset (property, plant and equipment) or as an intangible asset (exploration expenditure). At its March 2004 meeting, the EITF reached a consensus on Issue No. 04-2, (`Whether Mineral Rights are Tangible or Intangible Assets') that all mineral rights should be considered tangible assets for accounting purposes. In April 2004, the FASB issued FASB Staff Position Nos. FAS 141-1 and FAS 142-1 (`Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets'), which amended SFAS 141 and 142 to remove mineral rights as an example of an intangible asset consistent with the EITF's consensus. The EITF consensus and the FASB Staff Position are effective for reporting periods beginning after April 29, 2004.

     Impact of new UK accounting standards

     In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which allows deferral of full adoption to no later than January 1, 2005; although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     With effect from January 1, 2004, BP has fully adopted FRS17. This change in accounting policy results in a prior year adjustment. Upon adoption, shareholder funds at January 1, 2003 have been reduced by $5,601 million and profit for the three months and six months ended June 30, 2003 has been decreased by $48 million and $97 million respectively.

     In addition, with effect from January 1, 2004, BP has also changed its accounting policy for shares held in employee share ownership plans for the benefit of employee share schemes.

     Urgent Issues Task Force Abstract 38 `Accounting for Employee Share Ownership Plan (ESOP) trusts' (Abstract 38) changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders' funds. Transactions in an entity's own shares by an ESOP trust are similarly recorded as changes in shareholders' funds and do not give rise to gains or losses. This treatment is in line with the accounting for purchases and sales of own shares set out in Urgent Issues Task Force Abstract 37 `Purchases and Sales of Own Shares' (Abstract 37).

     Abstract 37 requires a holding of an entity's own shares to be accounted for as a deduction in arriving at shareholders' funds, rather than being recorded as assets. Transactions in an entity's own shares are similarly recorded as changes in shareholders' funds and do not give rise to gains or losses. Abstract 37 applies where a company purchases treasury shares under new legislation that came into effect in December 2003.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards - concluded

     Urgent Issues Task Force Abstract 17 `Employee share schemes' (Abstract 17) was amended by Abstract 38 to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the `intrinsic value' of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The effect of adopting Abstract 17 was to reduce BP shareholders' interest at December 31, 2003 by $96 million; the impact on profit before taxation for 2003 was negligible.

     Impact of International accounting standards

     An 'International Accounting Standards Regulation' was adopted by the Council of the European Union (EU) in June 2002. This regulation, which automatically becomes law in all EU countries, requires all EU companies listed on a EU Stock Exchange to use 'endorsed' International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from January 1, 2005. The IASB published 15 revised standards in December 2003 and the remaining standards of its stable platform on June 30, 2004. The stable platform is the set of IFRS to be adopted on a mandatory basis in 2005. A process of endorsement of IFRS has been established by the EU for completion in due time to allow adoption by companies in 2005, but objections to certain IFRS by certain EU member states may disrupt this process.

     BP has established a broadly based project team involving representatives of business segments and functions to plan for and achieve a smooth transition to IFRS. The project team is looking at all implementation aspects, including changes to accounting policies, systems impacts and the wider business issues that may arise from such a fundamental change. We currently expect that the Group will be fully prepared for the transition in 2005.

     The Group has not yet determined the effects of adopting IFRS. Our preliminary view is that the major differences between our current accounting practice and IFRS will be in respect of hedge accounting, accounting for embedded derivatives and other items falling within the scope of the financial instruments standards, accounting for business combinations, deferred tax and share-based payments.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  TNK-BP operational and financial information

                                                                 Three months ended             Six months ended
                                                                        June 30                        June 30
                                                                      (Unaudited)                   (Unaudited)
                                                                 2004             2003          2004            2003
                                                                 ---------------------          --------------------
     Production (Net of Royalties) (BP share)
     Crude oil (mb/d)                                             814                -           790               -
     Natural gas (mmcf/d)                                         450                -           416               -
     Total hydrocarbons (mboe/d) (a)                              891                -           862               -
                                                              =======          =======       =======         =======
                                                                                     ($ million)
     Income statement (BP share)
     Total operating profit                                       581                -           955               -
     Profit (loss) on sale of fixed assets and businesses           -                -             -               -
     Interest expense                                             (26)               -           (56)              -
     Taxation                                                    (171)               -          (286)              -
     Minority shareholders' interest                              (10)               -           (20)              -
                                                              -------          -------       -------         -------
     Net income                                                   374                -           593               -
                                                              =======          =======       =======         =======


     ---------------

     (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


17.  Condensed consolidating information

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

     BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2004

Turnover                                             946             -            71,154                  (946)    71,154

Less: Joint ventures                                   -             -             2,063                     -      2,063
                                            -----------------------------------------------------------------------------

Group turnover                                       946             -            69,091                  (946)    69,091

Cost of sales                                        367             -            60,282                  (955)    59,694

Production taxes                                      65             -               359                     -        424
                                            -----------------------------------------------------------------------------

Gross profit                                         514             -             8,450                     9      8,973

Distribution and administration expenses               2            20             3,377                     -      3,399

Exploration expense                                    1             -               107                     -        108
                                            -----------------------------------------------------------------------------

                                                     511           (20)            4,966                     9      5,466

Other income                                           5           355               166                  (365)       161
                                            -----------------------------------------------------------------------------

Group operating profit                               516           335             5,132                  (356)     5,627

Share of profits of joint ventures                     -             -               734                     -        734

Share of profits of associated undertakings            -             -               134                     -        134

Equity accounted income of subsidiaries              162         6,464                 -                (6,626)         -
                                            -----------------------------------------------------------------------------

Total operating profit                               678         6,799             6,000                (6,982)     6,495

Profit (loss) on sale of fixed assets
  and businesses or termination of
  operations                                           -          (127)             (127)                  127       (127)

                                            -----------------------------------------------------------------------------

Profit before interest and tax                       678         6,672             5,873                (6,855)     6,368

Interest expense                                      22           501               492                  (870)       145

Other finance expense                                  3            76               162                  (165)        76
                                            -----------------------------------------------------------------------------

Profit before taxation                               653         6,095             5,219                (5,820)     6,147

Taxation                                             276         2,199             1,963                (2,239)     2,199
                                            -----------------------------------------------------------------------------

Profit after taxation                                377         3,896             3,256                (3,581)     3,948

Minority shareholders' interest                        -             -                52                     -         52
                                            -----------------------------------------------------------------------------

Profit for the period                                377         3,896             3,204                (3,581)     3,896
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.   Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2004

Profit as reported                                   377         3,896             3,204                (3,581)     3,896

Adjustments:

   Deferred taxation/business combinations            (6)           51                57                   (51)        51

   Provisions                                          2            33                31                   (33)        33

   Sale and leaseback                                  -             5                 5                    (5)         5

   Goodwill                                            -           356               356                  (356)       356

   Derivative financial instruments                    7          (283)             (283)                  276       (283)

   Gain arising on asset exchange                      -            (5)               (5)                    5         (5)

   Pensions and other postretirement benefits          -           (45)              (40)                   40        (45)

   Other                                               -             4                 4                    (4)         4
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
  accord with US GAAP                                380         4,012             3,329                (3,709)     4,012
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2003

Turnover                                              750            -            54,790                  (750)    54,790

Less: Joint ventures                                    -            -               364                     -        364
                                            -----------------------------------------------------------------------------

Group turnover                                        750            -            54,426                  (750)    54,426

Cost of sales                                         329            -            48,048                  (821)    47,556

Production taxes                                       58            -               324                     -        382
                                            -----------------------------------------------------------------------------

Gross profit                                          363            -             6,054                    71      6,488

Distribution and administration expenses                -          118             3,288                     -      3,406

Exploration expense                                     7            -                94                     -        101
                                            -----------------------------------------------------------------------------

                                                      356         (118)            2,672                    71      2,981

Other income                                            5          235               173                  (216)       197
                                            -----------------------------------------------------------------------------

Group operating profit                                361          117             2,845                  (145)     3,178

Share of profits of joint ventures                      -            -               104                     -        104

Share of profits of associated undertakings             -            -               103                     -        103

Equity accounted income of subsidiaries               103        3,353                 -                (3,456)         -
                                            -----------------------------------------------------------------------------

Total operating profit                                464        3,470             3,052                (3,601)     3,385

Profit (loss) on sale of fixed assets
  and businesses or termination of operations           1          282               279                  (282)       280
                                            -----------------------------------------------------------------------------

Profit before interest and tax                        465        3,752             3,331                (3,883)     3,665

Interest expense                                       68          294               247                  (460)       149

Other finance expense                                   2          127               175                  (177)       127
                                            -----------------------------------------------------------------------------

Profit before taxation                                395        3,331             2,909                (3,246)     3,389

Taxation                                              178        1,744             1,595                (1,773)     1,744
                                            -----------------------------------------------------------------------------

Profit after taxation                                 217        1,587             1,314                (1,473)     1,645

Minority shareholders' interest                         -            -                60                     -         60
                                            -----------------------------------------------------------------------------

Profit for the period                                 217        1,587             1,254                (1,473)     1,585
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2003

Profit as reported                                   217         1,587             1,254                (1,473)     1,585

Adjustments:

   Deferred taxation/business combinations            (3)           (2)                1                     2         (2)

   Provisions                                         (1)           (1)                1                     -         (1)

   Sale and leaseback                                  -             2                 2                    (2)         2

   Goodwill                                            -           343               343                  (343)       343

   Derivative financial instruments                  (16)          291               291                  (275)       291

   Gain arising on asset exchange                      -            (4)               (4)                    4         (4)

   Pensions and other postretirement benefits          -            49               (43)                   43         49

   Other                                               -             3                 3                    (3)         3
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted
  to accord with US GAAP                             197         2,268             1,848                (2,047)     2,266
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2004

Turnover                                           1,826              -          140,634                (1,826)   140,634

Less: Joint ventures                                   -              -            3,941                     -      3,941
                                            -----------------------------------------------------------------------------

Group turnover                                     1,826              -          136,693                (1,826)   136,693

Cost of sales                                        738              -          119,546                (1,840)   118,444

Production taxes                                     129              -              820                     -        949
                                            -----------------------------------------------------------------------------

Gross profit                                         959              -           16,327                    14     17,300

Distribution and administration expenses               2            104            6,533                     -      6,639

Exploration expense                                    1              -              243                     -        244
                                            -----------------------------------------------------------------------------

                                                     956           (104)           9,551                    14     10,417

Other income                                           9            633              298                  (689)       251
                                            -----------------------------------------------------------------------------

Group operating profit                               965            529            9,849                  (675)    10,668

Share of profits of joint ventures                     -              -            1,225                     -      1,225

Share of profits of associated undertakings            -              -              284                     -        284

Equity accounted income of subsidiaries              321         12,227                -               (12,548)         -
                                            -----------------------------------------------------------------------------

Total operating profit                             1,286         12,756           11,358               (13,223)    12,177

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -          1,103            1,103                (1,103)     1,103
                                            -----------------------------------------------------------------------------

Profit before interest and tax                     1,286         13,859           12,461               (14,326)    13,280

Interest expense                                      44            972              955                (1,674)       297

Other finance expense                                  7            152              323                  (330)       152
                                            -----------------------------------------------------------------------------

Profit before taxation                             1,235         12,735           11,183               (12,322)    12,831

Taxation                                             505          4,021            3,614                (4,119)     4,021
                                            -----------------------------------------------------------------------------

Profit after taxation                                730          8,714            7,569                (8,203)     8,810

Minority shareholders' interest                        -              -               96                     -         96
                                            -----------------------------------------------------------------------------

Profit for the period                                730          8,714            7,473                (8,203)     8,714
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2004

Profit as reported                                   730          8,714            7,473                (8,203)     8,714

Adjustments:

   Deferred taxation/business combinations            (9)            39               48                   (39)        39

   Provisions                                          2             20               18                   (20)        20

   Sale and leaseback                                  -              3                3                    (3)         3

   Goodwill                                            -            716              716                  (716)       716

   Derivative financial instruments                    -            (82)             (82)                   82        (82)

   Gain arising on asset exchange                      -             (8)              (8)                    8         (8)

   Pensions and other postretirement benefits          -           (142)            (124)                  124       (142)

   Other                                               -              7                7                    (7)         7
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
  accord with US GAAP                                723          9,267            8,051                (8,774)     9,267
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Turnover                                           1,630              -          117,219                (1,630)   117,219

Less: Joint ventures                                   -              -              762                     -        762
                                            -----------------------------------------------------------------------------

Group turnover                                     1,630              -          116,457                (1,630)   116,457

Cost of sales                                        729              -          101,272                (1,777)   100,224

Production taxes                                     126              -              760                     -        886
                                            -----------------------------------------------------------------------------

Gross profit                                         775              -           14,425                   147     15,347

Distribution and administration expenses               -            325            6,325                     -      6,650

Exploration expense                                    8              -              205                     -        213
                                            -----------------------------------------------------------------------------

                                                     767           (325)           7,895                   147      8,484

Other income                                          11            382              302                  (367)       328
                                            -----------------------------------------------------------------------------

Group operating profit                               778             57            8,197                  (220)     8,812

Share of profits of joint ventures                     -              -              222                     -        222

Share of profits of associated undertakings            -              -              289                     -        289

Equity accounted income of subsidiaries              228          9,400                -                (9,628)         -
                                            -----------------------------------------------------------------------------

Total operating profit                             1,006          9,457            8,708                (9,848)     9,323

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -           676               674                  (676)       674
                                            -----------------------------------------------------------------------------

Profit before interest and tax                     1,006        10,133             9,382               (10,524)     9,997

Interest expense                                     133           545               494                  (847)       325

Other finance expense                                  5           256               353                  (358)       256
                                            -----------------------------------------------------------------------------

Profit before taxation                               868         9,332             8,535                (9,319)     9,416

Taxation                                             389         3,526             3,212                (3,601)     3,526
                                            -----------------------------------------------------------------------------

Profit after taxation                                479         5,806             5,323                (5,718)     5,890

Minority shareholders' interest                        -             -                86                     -         86
                                            -----------------------------------------------------------------------------

Profit for the period                                479         5,806             5,237                (5,718)     5,804
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Profit as reported                                   479          5,806            5,237                (5,718)     5,804

Adjustments:

   Deferred taxation/business combinations            (6)            34               40                   (34)        34

   Provisions                                         (5)            25               26                   (21)        25

   Sale and leaseback                                  -             73               73                   (73)        73

   Goodwill                                            -            685              685                  (685)       685

   Derivative financial instruments                    -            283              283                  (283)       283

   Gain arising on asset exchange                      -             (7)              (7)                    7         (7)

   Pensions and other postretirement benefits          -             97              (87)                   87         97

   Other                                               -              6                6                    (6)         6
                                            -----------------------------------------------------------------------------

Profit for the period before cumulative
effect of accounting changes as adjusted to
accord with US GAAP                                  468          7,002            6,256                (6,726)     7,000

Cumulative effect of accounting changes:

   Provisions                                        221          1,002              788                (1,009)     1,002

   Derivative financial instruments                    -             50               50                   (50)        50
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
accord with US GAAP                                  689          8,054            7,094                (7,785)     8,052
                                            -----------------------------------------------------------------------------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At June 30, 2004

Fixed assets

Intangible assets                                    422              -           12,691                     -     13,113

Tangible assets                                    6,356              -           84,919                     -     91,275

Investments

   Subsidiaries - equity accounted basis           3,008         69,831                -               (72,839)         -

   Other                                               -              2           19,032                     -     19,034
                                            -----------------------------------------------------------------------------

                                                   3,008         69,833           19,032               (72,839)    19,034
                                            -----------------------------------------------------------------------------

Total fixed assets                                 9,786         69,833          116,642               (72,839)   123,422
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                           78              -           12,392                     -     12,470

Receivables                                       11,354         33,068           43,837               (51,912)    36,347

Investments                                            -              -              172                     -        172

Cash at bank and in hand                               3              3            1,525                     -      1,531
                                            -----------------------------------------------------------------------------

                                                  11,435         33,071           57,926               (51,912)    50,520
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                          57              -            7,338                    (2)     7,393

Accounts payable and accrued liabilities           1,102          5,390           51,138               (12,771)    44,859
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                  10,276         27,681             (550)              (39,139)    (1,732)
                                            -----------------------------------------------------------------------------

Total assets less current liabilities             20,062         97,514          116,092              (111,978)   121,690

Noncurrent liabilities

Finance debt                                           -              -           12,465                     -     12,465

Accounts payable and accrued liabilities           4,317             47           40,503               (39,139)     5,728

Provisions for liabilities and charges

Deferred taxation                                  1,743              -           12,796                     -     14,539

Other provisions                                     498            186            7,926                     -      8,610
                                            -----------------------------------------------------------------------------

Net assets excluding pension and other
postretirement benefit balances                   13,504         97,281           42,402               (72,839)    80,348

Defined benefit pension plan surplus                   -          1,176               82                     -      1,258

Defined benefit pension plan and other
postretirement benefit plan deficits                 (82)             -           (7,474)                    -     (7,556)
                                            -----------------------------------------------------------------------------

Net assets                                        13,422         98,457           35,010               (72,839)    74,050

Minority shareholders' interest - equity               -              -            1,232                     -      1,232
                                            -----------------------------------------------------------------------------

BP shareholders' interest                         13,422         98,457           33,778               (72,839)    72,818
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At June 30, 2004

Capital and reserves

Capital shares                                     3,353          5,468                -                (3,353)     5,468

Paid-in surplus                                    3,145          4,785                -                (3,145)     4,785

Merger reserve                                         -         26,433              698                     -     27,131

Other reserves                                         -             75                -                     -         75

Shares held by ESOP trusts                             -            (65)               -                     -        (65)

Retained earnings                                  6,924         61,761           33,080               (66,341)    35,424
                                            -----------------------------------------------------------------------------

                                                  13,422         98,457           33,778               (72,839)    72,818
                                            =============================================================================

     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported                13,422          98,457          33,778               (72,839)    72,818

Adjustments:

   Deferred taxation/business combinations            53             (27)            (80)                   27        (27)

   Provisions                                         29            (141)           (169)                  140       (141)

   Sale and leaseback                                  -             (32)            (32)                   32        (32)

   Goodwill                                            -           2,398           2,398                (2,398)     2,398

   Derivative financial instruments                  (63)           (157)           (157)                  220       (157)

   Gain arising on asset exchange                      -             122             122                  (122)       122

   Pensions and other postretirement benefits         82           5,351           3,793                (3,875)     5,351

   Dividends                                           -           1,536               -                     -      1,536

   Investments                                         -             103             103                  (103)       103

   Additional minimum pension liability                -            (277)           (277)                  277       (277)

   Other                                               -             (35)            (35)                   35        (35)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          13,523         107,298          39,444               (78,606)    81,659
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At December 31, 2003

Fixed assets

Intangible assets                                    424              -           13,218                     -     13,642

Tangible assets                                    6,432              -           85,479                     -     91,911

Investments

   Subsidiaries - equity-accounted basis           2,814         78,076                -               (80,890)         -

   Other                                               -              2           17,456                     -     17,458
                                            -----------------------------------------------------------------------------

                                                   2,814         78,078           17,456               (80,890)    17,458
                                            -----------------------------------------------------------------------------

Total fixed assets                                 9,670         78,078          116,153               (80,890)   123,011
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                          102              -           11,515                     -     11,617

Receivables                                       11,150         24,300           43,341               (44,889)    33,902

Investments                                            -              -              185                     -        185

Cash at bank and in hand                              (5)             3            1,949                     -      1,947
                                            -----------------------------------------------------------------------------

                                                  11,247         24,303           56,990               (44,889)    47,651
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                          55              -            9,401                     -      9,456

Accounts payable and accrued liabilities           1,541          6,746           48,376               (15,535)    41,128
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                   9,651         17,557             (787)              (29,354)    (2,933)
                                            -----------------------------------------------------------------------------

Total assets less current liabilities             19,321         95,635          115,366              (110,244)   120,078

Noncurrent liabilities

Finance debt                                           -              -           12,869                     -     12,869

Accounts payable and accrued liabilities           4,272             50           31,122               (29,354)     6,090

Provisions for liabilities and charges

Deferred taxation                                  1,745              -           12,626                     -     14,371

Other provisions                                     505            216            8,094                     -      8,815
                                            -----------------------------------------------------------------------------

Net assets excluding pension and other
postretirement benefit balances                   12,799         95,369           50,655               (80,890)    77,933

Defined benefit pension plan surplus                   -          1,093              (72)                    -      1,021

Defined benefit pension plan and other
postretirement benefit plan deficits                 (82)             -           (7,510)                   82     (7,510)
                                            -----------------------------------------------------------------------------

Net assets                                        12,717         96,462           43,073               (80,808)    71,444

Minority shareholders' interest - equity               -              -            1,125                     -      1,125
                                            -----------------------------------------------------------------------------

BP shareholders' interest                         12,717         96,462           41,948               (80,808)    70,319
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At December 31, 2003

Capital and reserves

Capital shares                                     1,903          5,552                -                (1,903)     5,552

Paid-in surplus                                    3,145          4,480                -                (3,145)     4,480

Merger reserve                                         -         26,380              697                     -     27,077

Other reserves                                         -            129                -                     -        129

Shares held by ESOP trusts                             -            (96)               -                     -        (96)

Retained earnings                                  7,669         60,017           41,251               (75,760)    33,177
                                            -----------------------------------------------------------------------------

                                                  12,717         96,462           41,948               (80,808)    70,319
                                            =============================================================================

     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported                12,717         96,462           41,948               (80,808)    70,319

Adjustments:

   Deferred taxation/business combinations            62            (65)            (127)                   65        (65)

   Provisions                                         27           (128)            (155)                  128       (128)

   Sale and leaseback                                  -            (37)             (37)                   37        (37)

   Goodwill                                            -          1,669            1,669                (1,669)     1,669

   Derivative financial instruments                  (63)           (72)              (9)                   72        (72)

   Gain arising on asset exchange                      -            129              129                  (129)       129

   Pensions and other postretirement benefits         82          5,523            4,047                (4,129)     5,523

   Dividends                                           -          1,495                -                     -      1,495

   Investments                                         -          1,251            1,251                (1,251)     1,251

   Additional minimum pension liability                -           (277)            (277)                  277       (277)

   Other                                               -            (43)             (43)                   43        (43)
                                            -----------------------------------------------------------------------------

Shareholders' interest as adjusted
  to accord with US GAAP                          12,825        105,907           48,396               (87,364)    79,764
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2004

Net cash inflow (outflow) from
  operating activities                               594         (3,289)           9,235                   377      6,917

Dividends from joint ventures                          -              -                7                     -          7

Dividends from associated undertakings                 -              -               97                     -         97

Dividends from subsidiaries                            -          6,339                -                (6,339)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   1            377             (100)                 (377)       (99)

Tax paid                                             (74)             -           (1,545)                    -     (1,619)

Net cash inflow (outflow) for capital
  expenditure and financial investment               (96)             -           (2,316)                    -     (2,412)

Net cash inflow (outflow) for acquisitions
  and disposals                                        -              -              122                     -        122

Equity dividends paid                                  -         (1,478)          (6,339)                6,339     (1,478)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            425          1,949             (839)                    -      1,535
                                            =============================================================================

Financing                                            417          1,948             (210)                    -      2,155

Management of liquid resources                         -              -             (153)                    -       (153)

Increase (decrease) in cash                            8              1             (476)                    -       (467)
                                            -----------------------------------------------------------------------------

                                                     425          1,949             (839)                    -      1,535
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                               520          3,427            7,694                (6,484)     5,157

Net cash provided by (used in)
  investing activities                               (95)             -           (2,194)                  153     (2,136)

Net cash provided by (used in)
  financing activities                              (417)        (3,426)          (6,129)                6,331     (3,641)

Currency translation differences relating to
  cash and cash equivalents                            -              -              (11)                    -        (11)
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                          8              1             (640)                    -       (631)

Cash and cash equivalents at beginning
  of period                                           (5)             2            2,337                     -      2,334
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                            3              3            1,697                     -      1,703
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2003

Net cash inflow (outflow) from
  operating activities                               372        (15,793)          22,767                     -      7,346

Dividends from joint ventures                          -              -               28                     -         28

Dividends from associated undertakings                 -              -              177                     -        177

Dividends from subsidiaries                            -         18,133                -               (18,133)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   -             43             (406)                    -       (363)

Tax paid                                             (47)            (3)          (1,803)                    -     (1,853)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (115)            22           (1,015)                    -     (1,108)

Net cash inflow (outflow) for acquisitions
  and disposals                                        3              -             (467)                    -       (464)

Equity dividends paid                                  -         (1,386)         (18,133)               18,133     (1,386)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            213          1,016            1,148                     -      2,377
                                            =============================================================================

Financing                                            214            987              154                     -      1,355

Management of liquid resources                         -              -               93                     -         93

Increase (decrease) in cash                           (1)            29              901                     -        929
                                            -----------------------------------------------------------------------------

                                                     213          1,016            1,148                     -      2,377
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                               328          2,379           20,763               (18,081)     5,389

Net cash provided by (used in)
  investing activities                              (115)            24           (1,482)                  (42)    (1,615)

Net cash provided by (used in)
  financing activities                              (214)        (2,374)         (18,287)               18,123     (2,752)

Currency translation differences relating to
  cash and cash equivalents                            -              -               43                     -         43
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                         (1)            29            1,037                     -      1,065

Cash and cash equivalents at beginning
  of period                                          (10)           (11)           1,400                     -      1,379
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                          (11)            18            2,437                     -      2,444
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2004

Net cash inflow (outflow) from
  operating activities                             1,134        (10,035)          22,809                   683     14,591

Dividends from joint ventures                          -              -              185                     -        185

Dividends from associated undertakings                 -              -              128                     -        128

Dividends from subsidiaries                            8         15,409                -               (15,417)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                 (29)           683             (184)                 (683)      (213)

Tax paid                                             (74)            (1)          (2,124)                    -     (2,199)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (188)             -           (2,326)                    -     (2,514)

Net cash inflow (outflow) for acquisitions
  and disposals                                        -              -           (1,676)                    -     (1,676)

Equity dividends paid                                  -         (2,970)         (15,417)               15,417     (2,970)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                            851          3,086            1,395                     -      5,332
                                            =============================================================================

Financing                                            843          3,086            1,824                     -      5,753

Management of liquid resources                         -              -              (15)                    -        (15)

Increase (decrease) in cash                            8              -             (414)                    -       (406)
                                            -----------------------------------------------------------------------------

                                                     851          3,086            1,395                     -      5,332
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                             1,068          6,056           20,814               (15,538)    12,400

Net cash provided by (used in)
  investing activities                              (187)             -           (4,002)                  101     (4,088)

Net cash provided by (used in)
  financing activities                              (873)        (6,056)         (17,241)               15,437     (8,733)

Currency translation differences relating to
  cash and cash equivalents                            -              -               (8)                    -         (8)
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                          8              -             (437)                    -       (429)

Cash and cash equivalents at beginning
  of period                                           (5)             3            2,134                     -      2,132
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                            3              3            1,697                     -      1,703
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


17.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Net cash inflow (outflow) from
  operating activities                               890        (13,540)          25,957                     -     13,307

Dividends from joint ventures                          -              -               41                     -         41

Dividends from associated undertakings                 -              -              232                     -        232

Dividends from subsidiaries                           10         18,133                -               (18,143)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                 (22)            70             (583)                    -       (535)

Tax paid                                             (47)            (3)          (2,435)                    -     (2,485)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (212)            64           (1,514)                    -     (1,662)

Net cash inflow (outflow) for acquisitions
  and disposals                                        9              -             (513)                    -       (504)

Equity dividends paid                                  -         (2,783)         (18,143)               18,143     (2,783)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                             628         1,941            3,042                     -      5,611
                                            =============================================================================

Financing                                             628         1,924            2,402                     -      4,954

Management of liquid resources                          -             -              106                     -        106

Increase (decrease) in cash                             -            17              534                     -        551
                                            -----------------------------------------------------------------------------

                                                      628         1,941            3,042                     -      5,611
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                               862          4,659           23,212               (18,083)    10,650

Net cash provided by (used in)
  investing activities                              (212)            66           (2,027)                  (70)    (2,243)

Net cash provided by (used in)
  financing activities                              (650)        (4,708)         (20,545)               18,153     (7,750)

Currency translation differences relating to
  cash and cash equivalents                            -              -               52                     -         52
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                          -             17              692                     -        709

Cash and cash equivalents at beginning
  of period                                          (11)             1            1,745                     -      1,735
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                          (11)            18            2,437                     -      2,444
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2004           2003          2004           2003
                                                           -------------------------    -------------------------

 Average crude oil realizations - $/bbl
      UK                                                      33.99          25.16         31.60          28.60
      USA                                                     35.82          27.09         34.22          29.48
      Rest of World                                           32.64          24.16         31.69          26.90
      BP average                                              34.47          25.73         32.85          28.50

 Average natural gas liquids realizations - $/bbl
      UK                                                      28.30          11.97         27.04          18.86
      USA                                                     23.13          17.80         22.71          18.05
      Rest of World                                           22.17          20.16         23.36          21.63
      BP average                                              23.71          17.49         23.43          18.76

 Average liquids realizations (a) - $/bbl
      UK                                                      33.64          24.45         31.33          28.04
      USA                                                     33.67          25.61         32.36          27.55
      Rest of World                                           31.90          23.93         31.14          26.58
      BP average                                              33.27          24.90         31.85          27.47

 Average natural gas realizations - $/mcf
      UK                                                       3.59           2.84          4.18           3.11
      USA                                                      5.11           4.52          4.91           4.91
      Rest of World                                            2.54           2.53          2.60           2.63
      BP average                                               3.68           3.39          3.74           3.64

 Total hydrocarbons - $/boe
      UK                                                      28.78          21.15         28.60          23.99
      USA                                                     31.96          25.88         30.70          27.96
      Rest of World                                           21.56          18.75         21.57          20.09
      BP average                                              27.66          22.43         27.06          24.49

 Average oil marker prices - $/bbl
      Brent oil price                                         35.32          26.03         33.67          28.77
      West Texas Intermediate oil price                       38.28          29.02         36.80          31.53
      Alaska North Slope US West Coast                        36.99          27.04         35.61          30.13

 Henry Hub gas price (b) ($/mmbtu)                             6.00           5.40          5.84           5.96
 UK Gas - National Balancing point (p/therm)                  20.70          17.44         22.64          19.35

 Global Indicator Refining Margins (c) - $/bbl
      Northwest Europe                                         5.29           2.15          4.01           2.92
      US Gulf Coast                                            9.18           3.59          8.05           4.86
      Midwest                                                  9.01           4.73          6.84           4.44
      US West Coast                                           15.41           6.34         11.73           6.55
      Singapore                                                2.80           0.66          3.11           1.81
      BP average                                               7.89           3.27          6.25           3.89

 Chemicals Indicator Margin (d) - $/te                          131 (e)        134           128 (e)        115

                           BP p.l.c. AND SUBSIDIARIES
                      ENVIRONMENTAL INDICATORS - concluded


---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the second quarter is based on two months' actuals and one month of provisional data.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

                                                              Three months ended            Six months ended
                                                                   June 30                      June 30
 US dollar/sterling exchange rates                               (Unaudited)                  (Unaudited)
                                                               2004           2003          2004           2003
                                                           -------------------------    -------------------------
 Average rate for the period                                   1.81           1.62          1.82           1.61
 Period-end rate                                               1.81           1.65          1.81           1.65

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2004           2003          2004           2003
                                                           -------------------------    -------------------------

 Crude oil production
 (thousand barrels per day) (net of royalties)
      UK                                                        321            325           333            383
      Rest of Europe                                             80             80            76             85
      USA                                                       541            569           552            588
      Rest of World                                           1,379            738         1,370            715
                                                             ------         ------        ------         ------
 Total crude oil production                                   2,321          1,712         2,331          1,771
                                                             ======         ======        ======         ======

 Natural gas liquids production
 (thousand barrels per day) (net of royalties)
      UK                                                         21             18            20             24
      Rest of Europe                                              5              5             5              5
      USA                                                       140            144           139            155
      Rest of World                                              31             32            30             32
                                                             ------         ------        ------         ------
 Total natural gas liquids production                           197            199           194            216
                                                             ======         ======        ======         ======

 Liquids production (a)
 (thousand barrels per day) (net of royalties)
      UK                                                        342            343           353            407
      Rest of Europe                                             85             85            81             90
      USA                                                       681            713           691            743
      Rest of World                                           1,410            770         1,400            747
                                                             ------         ------        ------         ------
 Total liquids production                                     2,518          1,911         2,525          1,987
                                                             ======         ======        ======         ======

 Natural gas production (million cubic feet per day)
 (net of royalties)
      UK                                                      1,213          1,407         1,284          1,602
      Rest of Europe                                            136            103           139            117
      USA                                                     2,790          3,145         2,829          3,290
      Rest of World                                           4,286          3,784         4,260          3,718
                                                             ------         ------        ------         ------
 Total natural gas production                                 8,425          8,439         8,512          8,727
                                                             ======         ======        ======         ======

 Total production (b)
 (thousand barrels of oil equivalent per day)
 (net of royalties)
      UK                                                        551            586           575            683
      Rest of Europe                                            108            103           105            110
      USA                                                     1,163          1,255         1,179          1,310
      Rest of World                                           2,149          1,422         2,134          1,388
                                                             ------         ------        ------         ------
 Total production                                             3,971          3,366         3,993          3,491
                                                             ======         ======        ======         ======

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded


                                                               Three months ended            Six months ended
                                                                     June 30                      June 30
                                                                   (Unaudited)                  (Unaudited)
                                                               2004           2003          2004           2003
                                                            ----------------------       ----------------------

 Natural gas sales volumes (million cubic feet per day)
      UK                                                      2,495          2,581         2,761          2,896
      Rest of Europe                                            266            421           354            447
      USA                                                    12,470         10,441        13,044         11,084
      Rest of World                                          12,070         10,839        12,986         11,194
                                                            -------        -------       -------        -------
 Total natural gas sales volumes (c)                         27,301         24,282        29,145         25,621
                                                            =======        =======       =======        =======

 NGL sales volumes (thousand barrels per day)
      UK                                                          8              1             6              3
      Rest of Europe                                              3              -             2              -
      USA                                                       334            289           397            285
      Rest of World                                             166            147           205            199
                                                            -------        -------       -------        -------
 Total NGL sales volumes                                        511            437           610            487
                                                            =======        =======       =======        =======

 Oil sales volumes (thousand barrels per day)
 Refined products
      UK                                                        318            279           306            279
      Rest of Europe                                          1,344          1,358         1,333          1,338
      USA                                                     1,724          1,822         1,726          1,787
      Rest of World                                             665            607           672            626
                                                            -------        -------       -------        -------
      Total marketing sales                                   4,051          4,066         4,037          4,030
      Trading/supply sales                                    2,087          2,957         2,502          2,884
                                                            -------        -------       -------        -------
      Total refined product sales                             6,138          7,023         6,539          6,914
 Crude oil                                                    5,339          5,679         5,222          5,104
                                                            -------        -------       -------        -------
 Total oil sales                                             11,477         12,702        11,761         12,018
                                                            =======        =======       =======        =======

 Refinery throughputs (thousand barrels per day)
      UK                                                        404            416           400            397
      Rest of Europe                                            871            991           878            973
      USA                                                     1,370          1,465         1,317          1,384
      Rest of World                                             377            393           388            392
                                                            -------        -------       -------        -------
 Total throughput                                             3,022          3,265         2,983          3,146
                                                            =======        =======       =======        =======

 Petrochemicals production (thousand tonnes)
      UK                                                        856            714         1,696          1,583
      Rest of Europe                                          2,726          2,681         5,454          5,444
      USA                                                     2,514          2,503         5,057          5,039
      Rest of World                                           1,075            872         2,207          1,684
                                                            -------        -------       -------        -------
 Total production                                             7,171          6,770        14,414         13,750
                                                            =======        =======       =======        =======

---------------

(a)  Crude oil and natural gas liquids.
(b) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                   Three months ended            Six months ended
                                                         June 30                      June 30
                                                       (Unaudited)                  (Unaudited)
                                                   2004           2003          2004           2003
                                                ----------------------       ----------------------
                                                                   ($ million)
 By business

 Exploration and Production
 UK                                                 211            220           364            416
 Rest of Europe                                      45             73            93            124
 USA                                              1,027          1,005         1,959          1,968
 Rest of World (a)                                1,022          1,136         3,712          2,044
                                                -------        -------       -------        -------
                                                  2,305          2,434         6,128          4,552
                                                -------        -------       -------        -------
 Refining and Marketing
 UK                                                  82             66           159            139
 Rest of Europe                                     173             64           265            168
 USA                                                330            228           588            564
 Rest of World                                       55             27            92             51
                                                -------        -------       -------        -------
                                                    640            385         1,104            922
                                                -------        -------       -------        -------
 Petrochemicals
 UK                                                  22             30            42             30
 Rest of Europe                                      53             21            91             52
 USA                                                 68             62           115            106
 Rest of World                                       38             85            99            106
                                                -------        -------       -------        -------
                                                    181            198           347            294
                                                -------        -------       -------        -------
 Gas, Power and Renewables
 UK                                                   5             24             6             32
 Rest of Europe                                       3              9             5             24
 USA                                                 14             52            25             93
 Rest of World                                       60             41           107             64
                                                -------        -------       -------        -------
                                                     82            126           143            213
                                                -------        -------       -------        -------
 Other businesses and corporate
 UK                                                  13             21            15             39
 Rest of Europe                                       -              -             -              1
 USA                                                 13            162            22            172
 Rest of World                                        -              -             -              1
                                                -------        -------       -------        -------
                                                     26            183            37            213
                                                -------        -------       -------        -------
                                                  3,234          3,326         7,759          6,194
                                                =======        =======       =======        =======
 By geographical area
 UK                                                 333            361           586            656
 Rest of Europe                                     274            167           454            369
 USA                                              1,452          1,509         2,709          2,903
 Rest of World (a)                                1,175          1,289         4,010          2,266
                                                -------        -------       -------        -------
                                                  3,234          3,326         7,759          6,194
                                                =======        =======       =======        =======

------------

(a) Six months ended June 30, 2004 included the investment in TNK's interest in Slavneft within TNK-BP.

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED


                                                        Three months ended            Six months ended
                                                              June 30                      June 30
                                                            (Unaudited)                  (Unaudited)
                                                        2004           2003          2004           2003
                                                    -------------------------    -------------------------
                                                                        ($ million)
 Profit for the period                                 3,896          1,585         8,714          5,804
 Interest (a)                                             62             78           126            177
 Minority shareholders' interest                          52             60            96             86
                                                     -------        -------       -------        -------
 Adjusted profit                                       4,010          1,723         8,936          6,067
                                                     =======        =======       =======        =======
 Capital employed at beginning of period:
      BP shareholders' interest                       72,829         65,189        70,319         63,649
      Minority shareholders' interest                  1,181          1,047         1,125            638
      Finance debt                                    19,937         19,042        22,325         22,008
                                                     -------        -------       -------        -------
      Capital employed                                93,947         85,278        93,769         86,295
                                                     =======        =======       =======        =======
 Capital employed at end of period:
      BP shareholders' interest                       72,818         66,056        72,818         66,056
      Minority shareholders' interest                  1,232          1,016         1,232          1,016
      Finance debt                                    19,858         18,594        19,858         18,594
                                                     -------        -------       -------        -------
      Capital employed                                93,908         85,666        93,908         85,666
                                                     =======        =======       =======        =======
  Average capital employed                            93,928         85,472        93,839         85,980
                                                     =======        =======       =======        =======
 ROACE                                                  17.1%           8.1%         19.0%          14.1%

------------

(a) Excludes interest on joint venture and associated undertaking's debt and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO



                                                              At June 30
                                                             (Unaudited)     At December 31
                                                                   2004                2003
                                                              ---------          ----------
                                                                       ($ million)
 Net debt ratio - net debt: net debt + equity
 Gross finance debt                                              19,858              22,325
 Cash and current asset investments                               1,703               2,132
                                                                -------             -------
 Net debt                                                        18,155              20,193
                                                                -------             -------
 Equity                                                          74,050              71,444
 Net debt ratio                                                     20%                 22%
                                                                =======             =======

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    BP p.l.c.
                                  (Registrant)





Dated: August 3, 2004                 /s/ D. J. Pearl
                                      .........................................
                                       D. J. PEARL
                                       Deputy Company Secretary